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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             THE PRESLEY COMPANIES
                           (NAME OF SUBJECT COMPANY)

                             THE PRESLEY COMPANIES
                       (NAME OF PERSON FILING STATEMENT)

                SERIES A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  741030 10 0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 WADE H. CABLE
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             THE PRESLEY COMPANIES
                               19 CORPORATE PLAZA
                        NEWPORT BEACH, CALIFORNIA 92660
                                 (949) 640-6400
                      (NAME, ADDRESS AND TELEPHONE NUMBER
          OF PERSON AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS ON
                     BEHALF OF THE PERSON FILING STATEMENT)

                                WITH COPIES TO:

          NANCY M. HARLAN, ESQ.                    BRIAN J. MCCARTHY, ESQ.                   KEITH PAUL BISHOP, ESQ.
          THE PRESLEY COMPANIES           SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP             IRELL & MANELLA LLP
           19 CORPORATE PLAZA                300 SOUTH GRAND AVENUE, SUITE 3400        840 NEWPORT CENTER DRIVE, SUITE 400
     NEWPORT BEACH, CALIFORNIA 92660            LOS ANGELES, CALIFORNIA 90071            NEWPORT BEACH, CALIFORNIA 92660
             (949) 640-6400                            (213) 687-5000                            (949) 760-0991

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is The Presley Companies, a Delaware corporation ("Presley"). The address of the principal executive offices of Presley is 19 Corporate Plaza, Newport Beach, California 92660. The title of the class of equity securities to which this statement relates is the Series A Common Stock, par value $.01 per share, of Presley (the "Series A Common Stock").

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This statement relates to the tender offer by William Lyon and his son, William H. Lyon, (collectively, the "Lyons") disclosed in a Tender Offer Statement on Schedule 14D-1 dated October 7, 1999 (the "Schedule 14D-1"), to purchase up to 10,678,792 shares of Series A Common Stock, at $0.655 per share, net to the tendering stockholder in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 7, 1999 (as it may be amended or supplemented from time to time, the "Offer to Purchase") and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the "Letter of Transmittal") which together with the Offer to Purchase constitute the "Offer" and are attached as exhibits to the Schedule 14D-1.

     The Offer is being made pursuant to the Purchase Agreement and Escrow Instructions dated October 7, 1999 (the "Purchase Agreement"), by and among William Lyon Homes, Inc., a California corporation ("William Lyon Homes"), the Lyons, Presley Homes, a California corporation and a wholly owned subsidiary of Presley ("Presley Homes"), and Presley. The Purchase Agreement provides for, among other things, and subject to certain conditions, the acquisition by Presley Homes of substantially all of the assets of William Lyon Homes for the purchase price of forty-eight million dollars ($48,000,000), as adjusted pursuant to the terms of the Purchase Agreement, together with the assumption of substantially all of the liabilities of William Lyon Homes (the "Acquisition"). The Offer is conditioned upon, among other things, the consummation of the Acquisition. The Lyons own all of the issued and outstanding shares of William Lyon Homes. William Lyon is the Chairman of the Board of Presley and currently owns 5,439,589 shares of Series A Common Stock after giving effect to the sale of 2,500,000 shares in August 1999, which represents approximately 10.42% of the outstanding Common Stock of Presley, and has the right to acquire 750,000 shares of Series A Common Stock pursuant to stock options granted by Presley to him in 1994 in respect of his service as a consultant of Presley. The closing of the Purchase Agreement is conditioned on, among other things, the cancellation of these options. William H. Lyon is the son of William Lyon and is the beneficiary of a trust which owns 492,450 shares of Series A Common Stock of Presley. However, William H. Lyon does not have or share, directly or indirectly, the power to vote or to direct the vote, or the power to dispose or to direct the disposition, of such shares, and thus disclaims beneficial ownership of such shares. William H. Lyon does not otherwise beneficially own any shares of Series A Common Stock of Presley. See "Item 3. Identity and Background."

     The Offer is also conditioned upon the approval of Presley's stockholders of Presley's proposed merger (the "Merger") with and into Presley's wholly owned subsidiary, Presley Merger Sub, Inc. ("Merger Sub"). Holders of record of the common stock of Presley on September 15, 1999 will receive proxy materials related to the Merger and will be entitled to vote on the Merger at a special meeting of stockholders of Presley.

     According to the Schedule 14D-1, the business address of the Lyons is c/o William Lyon Homes, 4490 Von Karman Avenue, Newport Beach, CA 92660.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name of the person filing this statement is The Presley Companies, and the business address is 19 Corporate Plaza, Newport Beach, California 92660. The Purchase Agreement was negotiated on behalf of Presley by a special committee of independent members of its Board of Directors currently comprised of James E. Dalton, Steven B. Sample, and Ray A. Watt (the "Special Committee"). All information contained in this Schedule 14D-9 concerning the Lyons or William Lyon Homes, or actions or events with respect to the Lyons or William Lyon Homes, was provided by the Lyons and/or William Lyon Homes or obtained from the
Schedule 14D-1, and Presley takes no responsibility for that information.

     (b) Except as described below, to the knowledge of Presley, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest between Presley or its affiliates and (i) Presley, its executive officers, directors or affiliates or (ii) the Lyons or their affiliates.

     Each of the following summaries is not a complete description of the terms and conditions of the respective agreement, and each summary is qualified in its entirety by reference to the full text of such agreement, which is incorporated by reference to the copy of the agreement filed as an exhibit hereto.

PURCHASE AGREEMENT

     Presley and Presley Homes, a California corporation and wholly owned subsidiary of Presley, have entered into a Purchase Agreement and Escrow Instructions with William Lyon Homes, William Lyon and his son, William H. Lyon. The following is a summary of the principal provisions of the Purchase Agreement. Because the following is a summary description only, it does not include the specific terms and provisions of the Purchase Agreement. Accordingly, this summary is qualified in its entirety by reference to the Purchase Agreement.

     Pursuant to the terms of the Purchase Agreement, Presley Homes or its permitted assigns will purchase from William Lyon Homes and any partnership or limited liability company in which William Lyon Homes is a partner or member, who will sell all, or substantially all, of the real property of William Lyon Homes and such partnership or limited liability companies, together with certain tangible and intangible personal property and other property used in connection or associated with such real property, for a cash purchase price of $48 million, subject to the adjustments described below, and the assumption by Presley Homes of all, or substantially all, of the liabilities of William Lyon Homes.

     The closing of the Acquisition as contemplated by the Purchase Agreement is expected to occur prior to the completion of the Offer by the Lyons and the completion of the Merger between Presley and Merger Sub, a newly formed Delaware corporation. The completion of the Acquisition is a condition precedent to the completion of the Offer and Merger.

  Assets to be Acquired by Presley Homes

     Subject to the terms and conditions in the Purchase Agreement, William Lyon Homes will sell, or will cause any partnership or limited liability company through which William Lyon Homes owns real property to sell, to Presley Homes or its permitted assigns, all or substantially all of the assets and properties of William Lyon Homes or any such partnership or limited liability company, including without limitation the following assets:

     - Substantially all real property located in the State of California that is owned by William Lyon Homes and partnerships and limited liability companies of which William Lyon Homes is a partner or a member, in each case, as identified on an exhibit to the Purchase Agreement inclusive of any and all buildings and improvements located on such real property and all associated rights, privileges and easements appurtenant to such real property;

     - Substantially all personal property of any kind that is owned by William Lyon Homes or any partnerships or limited liability companies and used in connection with or related to the real property being sold to Presley Homes; and

     - All receivables, escrow proceeds, deposits and other assets arising out of or related to the real property and the personal property being sold by William Lyon Homes or the selling partnerships or limited liability companies to Presley Homes.

     Pursuant to the Purchase Agreement, neither William Lyon Homes nor the partnerships or limited liability companies through which William Lyon Homes owns the assets will transfer to Presley Homes the following assets:

     - Any rights and claims to tax refunds and adjustments of any kind owned or held by William Lyon Homes or the partnerships or limited liability companies, other than those relating to property taxes paid or payable with respect to property owned as of December 31, 1998 or acquired after that date;

     - The cash consideration to be paid by Presley Homes to William Lyon Homes pursuant to the Purchase Agreement;

     - The company records and all income tax records and non-transferable licenses and permits held by William Lyon Homes or the partnerships or limited liability companies;

     - Any assets acquired by William Lyon Homes or the partnerships or limited liability companies after the closing date of the Purchase Agreement except for assets that are acquired with proceeds constituting part of the assets transferred to Presley Homes;

     - Any cash reserves in respect of or relating to any of the excluded liabilities that are not assumed by Presley Homes under the Purchase Agreement; and

     - All assets scheduled as excluded under the Purchase Agreement.

  Adjustments to the Purchase Price

     The purchase price for the real property of $48 million was determined based on the value of the real property and related assets owned directly or indirectly by William Lyon Homes and the selling partnerships and limited liability companies as of December 31, 1998. The parties intend that these assets, together with all income, receivables, escrow and other proceeds, purchase deposits, cash and other assets earned or received by William Lyon Homes or the selling partnerships and limited liability companies from the sale of any of these assets, including any assets acquired with sales proceeds, in the ordinary course of business since January 1, 1999 and through the closing date of the Acquisition will inure to Presley. The amounts so inuring to Presley are to be net of any amounts that have been used to pay or satisfy land acquisition or development costs, capital expenditures, principal or interest on indebtedness, accounts payable, accrued liabilities, employee wages and benefits, taxes and other liabilities and operating expenses existing at December 31, 1998 and incurred in the ordinary course of business.

     The cash portion of the purchase price will be reduced by the following:

     - Any dividends or similar payments or distributions during the period except to the extent recorded on the books of William Lyon Homes or the selling partnerships or limited liability companies at December 31, 1998;

     - Except to the extent recorded on the books of William Lyon Homes or the selling partnerships or limited liability companies at December 31, 1998, the unpaid balance of any loans or other advances made during the period to or for the personal benefit of its shareholders or affiliates or by the partnerships or limited liability companies to or for the personal benefit of any partner or affiliate other than William Lyon Homes, but excluding loans or other advances, the right to receive payment is being transferred to Presley Homes any advances or payments made in the form of salary or other compensation for services rendered in the ordinary course of business;

     - The amount of any payments made or liabilities accrued by William Lyon Homes or the selling partnerships or limited liability companies during the period in respect of the following amounts to the extent the payment or other liability had not been recorded as of December 31, 1998:

        - Bonuses and other compensation to directors, officers and employees for services rendered prior to December 31, 1998;

        - Warranty expenses related to real estate assets sold and closed prior to December 31, 1998;

        - Payments and related legal fees made in settlement of legal claims, other than claims relating to the assets being purchased or the liabilities being assumed;

        - Significant and unusual charitable contributions during the period;

     - The value of any real estate assets scheduled as assets excluded from purchase;

     - The amount of any costs and operating expenses incurred or accrued by William Lyon Homes or any of the selling partnerships or limited liability companies during the period in respect of or relating directly to any of the excluded assets;

     - The amount of any non-cash adjustments made on the books and records of William Lyon Homes or any of the selling partnerships or limited liability companies during the period for write-offs or abandonment of assets to be purchased that were recorded on the books at December 31, 1998, but only to the extent that amount exceeds $500,000 in the aggregate;

     - The amount of any cash reserves to be retained in respect of liabilities that are not being assumed by Presley Homes; and

     - Any amounts paid or incurred by William Lyon Homes or any of the selling partnerships and limited liability companies, except to the extent that a corresponding liability was recorded on the books as of December 31, 1998, to the extent the amounts were paid or incurred in respect of legal, financial and tax accounting, appraisal or financial advisory fees and expenses incurred in connection with the transactions contemplated by the Purchase Agreement which are in the aggregate greater than $1,250,000.

     The cash portion of the purchase price will be increased by the aggregate of the following:

     - Any capital contribution or other equity investment made in William Lyon Homes by any of its shareholders, provided that Presley Homes has approved any contribution or investment made after the date of the Purchase Agreement;

     - Any capital contribution to, or other equity investment made in, any of the selling partnerships or limited liability companies during the period by any of the partners or members, provided Presley Homes has approved any contribution or investment made after the date of the Purchase Agreement;

     - Any accounts payable, accrued liabilities or indebtedness secured by or relating to any of the assets not being purchased;

     - Warranty reserves reflected on the books and records as of the closing date retained by William Lyon Homes; and

     - Tax refunds, insurance recoveries, utility deposits and other assets acquired by William Lyon Homes or any of the selling partnerships or limited liability companies during the period in exchange for or in respect of any claims or other assets that were not reflected on their books as of December 31, 1998.

     Any adjustment to the purchase price will be determined by Ernst & Young LLP or other independent accounting firm acceptable to Presley Homes and William Lyon Homes based on a review of the books and records of the selling parties. The independent auditor will perform a preliminary review and notify the parties and the escrow holder not later than five business days prior to the closing date of its estimate of any proposed adjustment. Unless either Presley Homes or William Lyon Homes objects, the adjustment will be made to the purchase price at the closing through escrow. If either objects, the escrow holder is required to withhold the amount of the proposed adjustment until the amount of the adjustment is finally determined.

     After the closing, the independent auditor will complete a review and deliver to the parties its final determination of any adjustment to the purchase price within 30 calendar days of the closing date. If the parties agree or fail to timely object, the determination will be final and conclusive. If either party disagrees and makes a timely objection, the parties are required to make a good faith attempt to resolve any differences. If the parties can't resolve the matter, it will be directed to Arthur Andersen LLP or another independent accounting firm acceptable to the parties whose determination shall be binding and conclusive.

  Liabilities to be Assumed by Presley Homes

     Pursuant to the Purchase Agreement, Presley Homes and its permitted assigns will assume and agree to pay, perform and discharge all obligations and liabilities of William Lyon Homes and the partnerships and limited liability companies related to the assets purchased pursuant to the Purchase Agreement, other than those obligations and liabilities excluded from assumption, including but not limited to the following:

     - The subcontract agreements on the standard form contracts for services, materials or supplies to be incorporated into the works of improvement on the real property;

     - The purchase agreements on the standard form contracts for the sale of individual lots to homebuyers which sales have not closed escrow on or before the closing date;

     - The subdivision agreements, development agreements and other entitlement agreements with governmental entities relating to the real property;

     - The contracts listed on an exhibit to the Purchase Agreement;

     - The accounts payable and accrued liabilities of William Lyon Homes and the partnerships and limited liability companies arising in the normal course of business; and

     - Any obligation of William Lyon Homes and the partnerships and limited liability companies to pay compensation, salaries or other benefits to employees of William Lyon Homes, or the partnerships and limited liability companies, who are hired by Presley Homes.

     Presley Homes will not assume or be responsible for any of the liabilities or obligations of William Lyon Homes and the partnerships and limited liability companies which are identified below:

     - Any liabilities or obligations resulting from any alleged or actual defect or breach of warranty claim with respect to any portion of the real property, including all improvements thereon, for work done by William Lyon Homes or the partnerships or limited liability companies on the real property prior to the closing date;

     - Any liabilities or obligations resulting from any claim or other proceeding made by or against William Lyon Homes or the partnerships or limited liability companies, either before the closing date or after the closing date, with respect to events that occurred or conditions that existed before the closing date, except for those liabilities or obligations expressly assumed by Presley Homes;

     - Any obligation, liability or expense of William Lyon Homes or the partnerships or limited liability companies for income taxes;

     - Any obligation, liability or expense relating to or arising out of the excluded assets that are not being purchased by Presley Homes and will remain with William Lyon Homes or the partnerships or limited liability companies;

     - Any liabilities or obligations of William Lyon Homes or the partnerships or limited liability companies which arise after the closing date in connection with the Purchase Agreement;

     - Any liabilities or obligations of William Lyon Homes or the partnerships or limited liability companies to its stockholders in respect of its ownership interest in William Lyon Homes or the partnerships or limited liability companies;

     - Any liabilities or obligations for indebtedness secured by mortgages or other security interests on the assets purchased to which William Lyon Homes or the partnerships or limited liability companies are not directly or indirectly liable or do not provide credit support;

     - Any liabilities or obligations of William Lyon Homes or the partnerships or limited liability companies to the extent that the selling party has the right to be indemnified or reimbursed by an insurer or other third party with respect to those liabilities or obligations; and

     - All other excluded liabilities scheduled in the Purchase Agreement.

     As soon as reasonably possible after the execution of the Purchase Agreement, the parties will open an escrow with First American Title Insurance Company, the escrow holder. The closing of the purchase and sale of the real property and related assets will take place through the escrow when all the conditions to closing have been satisfied, but in no event later than November 30, 1999; provided, however, that if the closing of the transactions has not occurred by November 30, 1999 due to delays in obtaining governmental or regulatory approvals of the transactions, then the parties have agreed to extend the closing date for up to an additional thirty (30) calendar days to obtain such approvals. The close of escrow shall occur when Presley Homes deposits the purchase price into escrow and the grant deeds held by William Lyon Homes conveying the real property to Presley Homes are recorded through escrow in the official records of the counties in which each respective parcel of real property is located.

  Tender Offer

     Following execution of the Purchase Agreement and provided that it shall not have been terminated prior to the closing date, as promptly as practicable, but in no event later than five business days after the public announcement of the execution of the Purchase Agreement, the Lyons will commence the cash tender offer to acquire up to 10,678,792 shares, subject to adjustment, of the Series A Common Stock of Presley at $0.655 per share. The Lyons will complete the Offer in accordance with its terms and accept for payment and pay for the shares of Series A Common Stock tendered pursuant to the Offer as soon as they are legally permitted to do so under applicable law. The Offer will be subject to various conditions set forth in the Purchase Agreement, including the minimum condition described below. The Lyons may decrease or waive the minimum condition but shall not decrease the Offer price, or decrease the number of shares of Series A Common Stock sought, or amend any other condition of the Offer in any manner adverse to the holders of the shares of Series A Common Stock without the prior written consent of Presley.

     In the event that Presley determines that consummation of the tender offer or the Series B Purchase Agreements (as described below) would result in an "ownership change" under applicable federal income tax laws and regulations or other adverse tax consequences, the Lyons have agreed to amend the tender offer to decrease the number of shares of Series A Common Stock being sought but not below the number of shares required to satisfy the minimum specified in the Purchase Agreement.

     Notwithstanding any other provision of the Offer, the Lyons shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the Lyons obligation to pay for or return tendered shares promptly after termination of withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered shares of Series A Common Stock, and may amend the Offer or terminate the Offer and not accept for payment any tendered shares, if
(i) there shall not have been tendered prior to and as of the expiration date of the Offer at least 1,989,180 shares of Series A Common Stock, (ii) the Acquisition has not been consummated in accordance with the terms of the Purchase Agreement, (iii) the stockholders of Presley have not approved the Merger by the required vote, or (iv) at any time after October 7, 1999 and prior to the expiration date of the Offer, any of the following events shall have occurred and be continuing as of the expiration date:

     - there shall be any action taken, instituted or pending, or any statute, rule, regulation, legislation, interpretation, ruling, condition, judgment, order or injunction enacted, enforced, promulgated, proposed, amended, issued or deemed applicable to the Offer, the purchase of the Series B Common Stock pursuant to the Series B Purchase Agreements, the Acquisition or the Merger, by any Governmental Entity (as defined in the Purchase Agreement), that could reasonably be expected to, directly or indirectly: (1) make illegal or otherwise prohibit consummation of the Offer, the purchase of the Series B Common Stock pursuant to the Series B Purchase Agreements, the Acquisition or the Merger as contemplated by the Purchase Agreement, (2) impose a limitation on the ability of the Lyons effectively to acquire, hold or exercise full rights of ownership of Common Stock of Presley, including, without limitation, the right to vote any shares acquired or owned by the Lyons on all matters properly presented to the Presley's stockholders, or (3) require divestiture by the Lyons,

       William Lyon Homes or their respective affiliates of shares of Common Stock of Presley or any material portion of the business or assets of Presley taken as a whole;

     - (1) the representations of Presley and Presley Homes set forth in the Purchase Agreement shall not be true and correct in any material respect as of the date of the Purchase Agreement and as of consummation of the Offer as though made on and as of such date, (2) Presley or Presley Homes shall have failed to comply in all material respects with their respective covenants and agreements set forth in the Purchase Agreement,
       (3) there shall have occurred any events or changes which have had or could reasonably be expected to have a material adverse effect on the business, assets, prospects, condition (financial and other) and results of operations of Presley taken as a whole;

     - (1) it shall have been publicly disclosed, or the Lyons and William Lyon Homes shall have otherwise learned, that beneficial ownership (determined for the purposes of this bullet point as set forth in Rule 13d-3 promulgated under the Exchange Act) of 50% or more of the outstanding shares of Common Stock has been acquired by any person (including Presley and Presley Homes or any of their subsidiaries or affiliates) or group (as defined in Section 13(d)(3) under the Exchange Act), (2) the Board of Directors of Presley or any committee thereof shall have withdrawn, or shall have modified or amended in a manner adverse to the Lyons and William Lyon Homes, the approval, adoption or recommendation, as the case may be, of the Offer or the Merger, or approved or recommended any, merger, consolidation, other business combination, sale of material assets, takeover proposal or other acquisition of shares of Common Stock other than the Offer, the Acquisition, the Merger and the other transactions contemplated by the Purchase Agreement, (3) a third party shall have entered into a definitive agreement or a written agreement in principle with Presley with respect to a tender offer or exchange offer for any shares of Common Stock of Presley or a merger, consolidation, other business combination with Presley or sale of material assets of Presley or any of its subsidiaries (except as specifically permitted by the Purchase Agreement), or (4) the Board of Directors of Presley or any committee thereof shall have resolved to do any of the foregoing and such resolution shall be made public;

     - Presley, Presley Homes and William Lyon Homes agree to terminate the Offer, the Acquisition or the Purchase Agreement, or the Purchase Agreement shall have been otherwise terminated in accordance with its terms;

     - there shall have occurred, and continued to exist, (1) any general suspension of, or limitation on prices for, trading in securities on the NYSE (excluding any coordinated trading half-triggered solely as a result of a specified decrease in a market index and suspensions on limitations resulting solely from physical damage or interference with such exchanges not related to market conditions), or (2) a banking moratorium in the United States or other limitation on the extension of credit, or (3) a commencement of a war, armed hostilities or other national or international calamity involving the United States and having a material adverse effect on the business, assets, prospects, condition (financial and other) and results of operations of Presley, taken as a whole, or materially adversely affecting or delaying the Offer, or (4) in the case of any condition, circumstance or event referenced in any of the foregoing clauses (1), (2) and (3) and existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

     - the Series B Purchase Agreements shall no longer be in full force or effect, or the Series B Purchase Agreements shall no longer be enforceable against the Series B Stockholders in accordance with their terms (except for any such failure to be in full force or effect or enforceable which is due solely to a breach thereof by William Lyon Homes); or

     - it is reasonably determined that upon consummation of the Offer, the purchase of Series B Common Stock under the Series B Purchase Agreements and the Merger, (1) the shares of Common Stock of Presley will cease to be listed on the NYSE or another national securities exchange, or will not be quoted on an inter-dealer quotation system of a registered national securities association, or (2) the shares of Common Stock of Presley outstanding immediately following consummation of such transactions will be held of record by less than 300 persons.

     If on the initial scheduled expiration date of the Offer, which shall be no earlier than 20 business days after the date upon which the Offer is commenced, any of the following shall have occurred and is continuing:

     - the minimum condition set forth in clause (i) above shall not have been satisfied or waived by the Lyons, or

     - either of the conditions set forth in clause (ii) or clause (iii) above shall not have been satisfied or waived by the Lyons due to delays in obtaining the necessary governmental or third party consents or obtaining necessary financing or releases, then the Lyons shall extend the Offer from time to time as may be necessary to satisfy the conditions to the Offer to be substantially co-terminous with the closing of the other transactions under the Purchase Agreement, provided, however, the Offer shall not be extended beyond November 30, 1999 (or 30 calendar days thereafter in the event the closing of the Acquisition is delayed due to delays in obtaining government approvals).

     Notwithstanding the above, the conditions to the Offer set forth in the Purchase Agreement (other than actions by governmental entities that would prohibit completion of the Offer), shall be deemed satisfied upon completion of the Acquisition by Presley Homes.

     The Lyons will take all steps necessary to cause the Offer to Purchase, form of Letter of Transmittal and other exhibits to the Schedule 14D-1 to be filed with the Securities and Exchange Commission and to be distributed to the holders of the Series A Common Stock of Presley as required by applicable federal securities laws.

     Presley represents that a Special Committee of Presley's Board of Directors has unanimously determined that the Purchase Agreement and the transactions contemplated in it, taken together, are fair to and in the best interests of Presley and the holders of the Series A Common Stock, other than the Lyons, provided that each holder is advised to consult with their financial and tax advisors. Presley has received an opinion from Warburg Dillon Read, financial advisor to the Special Committee, that after giving effect to the Acquisition, the Offer, the Merger and the Series B Purchase Agreements the shares of common stock of Merger Sub to be issued in the Merger to Presley's stockholders and the cash that may be received by each such tendering holder of Series A Common Stock in the Offer, is fair to the holders of the Series A Common Stock, other than the Lyons and those selling Series B Common Stockholders, from a financial point of view. The Special Committee has approved the transactions contemplated in the Purchase Agreement and resolved to recommend that the Series A stockholders, other than the Lyons and holders of the Series B Common Stock that have entered into the Series B Purchase Agreements, accept the Offer, provided that they should consult with their financial and tax advisors prior to tendering their shares and that the recommendation may be withdrawn, modified or changed if in their opinion, after consultation with counsel, the failure to take that action would be inconsistent with their fiduciary duties.

     As soon as practicable on or after the Offer is commenced, Presley has agreed to file with the Securities and Exchange Commission a solicitation/recommendation statement on Schedule 14D-9, which will contain Presley's recommendation with respect to the Offer. At the time that the Offer documents are first mailed by the Lyons to the holders of the Series A Common Stock, or as soon as practicable thereafter, Presley will distribute to the holders of the Series A Common Stock the Schedule 14D-9, together with the Offer documents.

     In the event that the Offer is oversubscribed, the Lyons will purchase the shares of Series A Common Stock from each tendering holder on a pro rata basis up to the amount of the Offer. In the event that the Offer is undersubscribed, the Lyons will purchase additional shares of Common Stock at $0.655 per share from each holder of the Series B Common Stock on a pro rata basis pursuant to the Series B Purchase Agreements (as described below), such that the Lyons will own not more than 49.9% of the issued and outstanding shares of Presley's Common Stock. The Lyons will in no event purchase a number of shares of Common Stock of Presley such that an "ownership change" would occur with respect to Presley under applicable federal income tax laws and other regulations.

  Representations and Warranties

     William Lyon Homes makes the following representations and warranties to Presley Homes in the Purchase Agreement:

     - Good standing and corporate formation of William Lyon Homes, including the selling partnerships and limited liability companies;

     - Corporate authority to enter into the Purchase Agreement, Series B Purchase Agreements and to complete the transactions contemplated therein;

     - The authority of the individuals executing the Purchase Agreement, the Series B Purchase Agreements and the completion of the transactions contemplated therein;

     - The Purchase Agreement and the Series B Purchase Agreements are valid and binding obligations of William Lyon Homes and enforceable against William Lyon Homes;

     - The partnerships and limited liability companies identified on an exhibit to the Purchase Agreement are the only such equity interests owned by William Lyon Homes;

     - The California residency of William Lyon Homes for California tax purposes and its status as not being a foreign entity for federal tax purposes;

     - The condition and marketability of title of the personal property assets being sold to Presley Homes by William Lyon Homes;

     - The delivery and accuracy of the financial statements of William Lyon Homes and a representation that William Lyon Homes has conducted its business in the ordinary course and has not paid dividends nor redeemed or made other distributions in respect of its outstanding common stock since December 31, 1998;

     - The validity and the absence of breach or default under contracts being assumed by Presley Homes;

     - The status of zoning regulations affecting the real property sold to Presley Homes;

     - The receipt or existence of governmental notices affecting the real property sold to Presley Homes;

     - The absence of undisclosed defects to the real property sold to Presley Homes;

     - The absence of unrecorded interests on the real property sold to Presley Homes;

     - The compliance with all regulations, covenants, conditions, restrictions, easements and similar matters affecting the real property;

     - The absence of public improvements affecting the real property sold to Presley Homes;

     - The absence of any other agreements, to which William Lyon Homes is a party, that would affect the ownership of the real property by Presley Homes or the proposed development of the real property;

     - The absence of any material litigation which adversely affects the Purchase Agreement, the Series B Purchase Agreements or the ownership and development of the real property sold to Presley Homes;

     - The compliance with environmental laws, the absence of any communications or claims alleging non-compliance with environmental laws, and the presence, discharge or storage of any environmental pollutants;

     - The absence of any endangered or threatened species that would adversely impact the development of the real property;

     - The validity and collectibility of accounts receivable;

     - The disclosure of all employment contracts and employee benefit plans and compliance with the obligations under ERISA;

     - The maintenance of adequate insurance policies;

     - The absence of any breach or conflict with any of the organizational documents or any indebtedness of William Lyon Homes, or any action that would result in the imposition of a lien on the assets;

     - The lack of any intent to implement a "plant closing" or "mass lay off" under the WARN Act; and

     - The disclosure or absence of any brokers' or finders' fees.

     Presley and Presley Homes will make the following representations and warranties to William Lyon Homes in the Purchase Agreement:

     - Corporate authority to enter into the Purchase Agreement and to complete the transactions contemplated therein;

     - Completion of all requisite corporate or other action by Presley and Presley Homes to enter into the Purchase Agreement and the completion of the transactions contemplated therein;

     - The authority of the individuals executing the Purchase Agreement and the completion of the transactions contemplated therein;

     - The absence of any breach or conflict with any of the organizational documents of Presley or Presley Homes, any law to which they are subject, or any material contract that is material to the financial condition, results of operations, business, assets, liabilities or prospects of Presley or Presley Homes;

     - The disclosure or absence of any brokers' or finders' fees;

     - The absence of any legal proceedings that could reasonably be expected to have a material adverse effect on the ability of Presley or Presley Homes to complete the transactions contemplated by the Purchase Agreement; and

     - The lack of any intent to implement a "plant closing" or "mass lay off" under the WARN Act within 150 days of the closing date.

  Indemnification and Survival of Representations

     The representations and warranties of William Lyon Homes made in the Purchase Agreement will survive for a period of one year after the closing date.

     From and after the closing date, William Lyon Homes will indemnify and hold Presley and Presley Homes harmless from any losses resulting from any breach of representation, any breach of a covenant, and any of the excluded liabilities. The indemnity liability will be reduced to the extent that the underlying loss already resulted in an adjustment to the purchase price as provided for in the Purchase Agreement. William Lyon Homes will not be obligated to indemnify Presley or Presley Homes for losses resulting from any breach of representation or covenant, unless the losses in the aggregate exceed $500,000 and in no event will William Lyon Homes be obligated to cover losses, that are not covered by insurance, in excess of $2,400,000.

     From and after the closing date, Presley and Presley Homes will indemnify and hold William Lyon Homes harmless from any losses resulting from any breach of representation, any breach of a covenant, and any of the assumed liabilities. The indemnity liability will be reduced to the extent that the underlying loss already resulted in an adjustment to the purchase price as provided for in the Purchase Agreement. Presley and Presley Homes will not be obligated to indemnify William Lyon Homes for losses resulting from any breach of representation or covenant, unless the losses in the aggregate exceed $500,000 and in no event will Presley or Presley Homes be obligated to cover losses in excess of $2,400,000.

     The Lyons and William Lyon Homes agree to maintain the corporate existence of William Lyon Homes for a period of one year after closing and to maintain a tangible net worth of not less than $2,400,000 and for such longer period thereafter as the representations and warranties may be extended pursuant to the Purchase Agreement. Neither of the Lyons have personally guaranteed the obligations of William Lyon Homes under the Purchase Agreement.

  Interim Covenants

     For the period between executing the Purchase Agreement and the closing date, William Lyon Homes agrees to provide Presley Homes with reasonable access to the assets and the books and records of William Lyon Homes, to use best efforts to maintain and preserve the assets being sold to Presley Homes and to manage the assets reasonably consistent with past practices in the ordinary course of business and to cooperate in the obtaining of governmental or third party consents necessary to complete the transactions.

     For the period between executing the Purchase Agreement and the closing date, Presley and Presley Homes agree to cooperate in the obtaining of any governmental or third party consents necessary to complete the transactions, maintain and preserve the business operations of Presley Homes in accordance with past practices and use reasonable efforts to obtain financing without triggering a default under the senior notes of Presley Homes.

  Conditions to the Purchase Agreement

     The conditions precedent to the obligations of Presley and Presley Homes under the Purchase Agreement are as follows:

     - The accuracy of the representations and warranties by William Lyon Homes and the performance of all covenants by William Lyon Homes and the Lyons;

     - The receipt of all required regulatory approvals and third party consents;

     - The absence of any material adverse change to the assets or assumed liabilities;

     - The receipt of a legal opinion from O'Melveny & Myers LLP, counsel for William Lyon Homes, with respect to the following:

        - The incorporation, valid existence and good standing of William Lyon Homes;

        - Due authorization, execution and delivery of the Purchase Agreement;

        - The enforceability of the Purchase Agreement against William Lyon Homes, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors' rights generally and by general principles of equity and the possible unavailability of specific performance or injunctive relief, regardless of whether the proceeding is in law or equity;

        - No consents of California or federal authorities that the counsel has, in the exercise of customary professional diligence, recognized as applicable to transactions of the type contemplated by the Purchase Agreement for the execution and delivery of, and the performance by William Lyon Homes under, the Purchase Agreement, except for those that have been obtained; and

        - William Lyon Homes' execution, delivery, and performance of the Purchase Agreement does not violate its charter documents; violate, breach or result in a default under any agreement identified in good faith to counsel on a schedule, or breach or otherwise violate any judgment or decree of any California or Federal court or governmental authority binding William Lyon Homes and identified on a schedule. Counsel is not required to express any opinion as to the effect of Presley or Presley Homes' performance under the Purchase Agreement on their compliance with financial covenants in any loan agreement.

     - The absence of any litigation affecting the assets or the completion of the asset purchase;

     - The issuance of acceptable policies of title insurance in favor of Presley Homes;

     - The assignment of all necessary real property documents to Presley Homes;

     - The receipt of a solvency opinion by Presley from Houlihan Lokey Howard & Zukin Financial Advisors, Inc., financial adviser to Presley;

     - The receipt of adequate financing;

     - The absence of any default under the Senior Notes of Presley;

     - The determination by Presley of the absence of an "ownership change" under applicable federal income tax laws;

     - The conditions to the Offer, other than the condition relating to the Acquisition itself, shall have been satisfied or waived;

     - The approval of the stockholders of Presley of the Merger between Presley and Merger Sub;

     - Each of the Series B Purchase Agreements shall be in full force and effect against the Series B Common Stockholders in accordance with their terms; and

     - The cancellation by William Lyon of his outstanding options to acquire 750,000 shares of Presley's Series A Common Stock.

     The conditions precedent to the obligations of William Lyon Homes under the Purchase Agreement are as follows:

     - The accuracy of the representations and warranties and the performance of all covenants by Presley and Presley Homes;

     - The receipt of all required regulatory approvals and third party consents;

     - The receipt of legal opinions from each of Irell & Manella LLP and Morris, Nichols, Arsht & Tunnell, counsel for Presley and Presley Homes, and of Nancy M. Harlan, Esq., Senior Vice President and General Counsel of Presley collectively with respect to the following:

        - The incorporation, valid existence and good standing of Presley and Presley Homes;

        - Due authorization, execution and delivery of the Purchase Agreement;

        - The enforceability of the Purchase Agreement against Presley and Presley Homes, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors' rights generally and by general principles of equity and the possible unavailability of specific performance or injunctive relief, regardless of whether the proceeding is in law or equity;

        - No consents of California or federal authorities that the counsel has, in the exercise of customary professional diligence, recognized as applicable to transactions of the type contemplated by the Purchase Agreement for the execution and delivery of, and the performance by Presley and Presley Homes under the Purchase Agreement, except for those that have been obtained, and

        - Presley and Presley Homes' execution, delivery, and performance of the Purchase Agreement do not violate their respective charter documents; violate, breach or result in a default under any agreement identified to counsel in an officers' certificate as being material to Presley or Presley Homes; or breach or otherwise violate any judgment or decree of any California or Federal court or governmental authority binding on Presley or Presley Homes and identified in an officer's certificate. Counsel is not required to express any opinion as to the effect of Presley or Presley Homes' performance under the Purchase Agreement on their compliance with financial covenants in any loan agreement.

     - The absence of any litigation affecting the completion of the asset purchase;

     - The conditions to the Offer, other than the condition relating to the Acquisition itself, shall have been satisfied or waived;

     - The approval of the stockholders of Presley of the Merger between Presley and Merger Sub;

     - The release of William Lyon Homes from its contracts and obligations assumed by Presley Homes;

     - The Series B Purchase Agreements shall continue in full force and effect and shall be enforceable against the Series B Common Stockholders in accordance with their terms, except that this condition shall be satisfied if any failure is due solely to a breach of the Series B Purchase Agreements by William Lyon Homes; and

     - The determination by William Lyon Homes and its affiliates of the absence of an "ownership change" under applicable federal income tax laws.

Escrow

     As soon as reasonably possible after the execution of the Purchase Agreement, Presley, Presley Homes and William Lyon Homes shall open an escrow with First American Title Insurance Company as escrow holder.

     Subject to the conditions in the Purchase Agreement, William Lyon Homes will deliver, and will cause each of the partnerships and limited liability companies to deliver, to the escrow holder, on or prior to the closing date, each of the following documents:

     - grant deeds conveying the real property to Presley Homes;

     - assignments of all of William Lyon Homes', the partnerships' and the limited liability companies' interests in and to any purchase agreements and other agreements;

     - two copies of the assignment of plans and warranties executed by William Lyon Homes and the partnerships and limited liability companies;

     - two copies of each bill of sale conveying the personal property and other instruments of transfer as required by law or Presley Homes;

     - two copies of any other assignments or instruments of transfer, including those required by law;

     - two copies of each assignment and assumption of leasehold, accompanied by all required consents, executed by William Lyon Homes and the partnerships and limited liability companies;

     - affidavits of William Lyon Homes; and

     - two copies of the assignment and assumption agreement executed by William Lyon Homes and the partnerships and liability companies.

     Subject to the conditions in the Purchase Agreement, Presley Homes will deliver to the escrow holder, on or prior to the closing date, each of the following items:

     - the purchase price, together with Presley Homes' share of any escrow closing costs;

     - two copies of the assignment of plans and warranties executed by Presley Homes;

     - two copies of the assignment and assumption agreement executed by Presley Homes; and

     - two copies of each assignment and assumption of leasehold executed by Presley Homes.

     Upon the close of escrow, when all funds and documents have been deposited into escrow, the escrow holder shall promptly undertake all of the following, in the following order:

     - cause the grant deeds to be recorded in the official place of records for the county in which the real property is located;

     - disburse all funds to William Lyon Homes after deducting escrow costs and all items chargeable to the account of William Lyon Homes;

     - deliver the affidavits to Presley Homes;

     - deliver one copy of each document identified above to each of William Lyon Homes and Presley Homes; and

     - cause the title policy, which the escrow holder is obligated to issue and provide to Presley Homes, to be delivered to Presley Homes.

     The escrow instructions do not contemplate any procedure to address breaches of representations, warranties or covenants, or obligations arising under the indemnification provisions in the Purchase Agreement.

  Post Closing Obligations

     After the closing date, Presley Homes agrees to offer continued employment to the officers, employees and sales agents of William Lyon Homes on an "at will" basis. Presley Homes agrees for purposes of the WARN Act to consider any employee of William Lyon Homes who accepts employment with Presley Homes as an employee of Presley Homes immediately prior to the closing date. William Lyon Homes will comply with applicable COBRA requirements and those of any comparable state or local law with respect to the termination of employees in connection with the transactions contemplated by the Purchase Agreement. William Lyon Homes, the partnerships, limited liability companies, and their ERISA affiliates will continue any group health plan coverage to their employees to the extent necessary to prevent Presley Homes from being deemed a successor employer of William Lyon Homes, the partnerships, limited liability companies, or their ERISA affiliates under applicable law or regulation.

     William Lyon Homes will remain liable and indemnify and defend Presley Homes for any claims relating to homes which close escrow prior to the closing date for this transaction. Presley Homes will be liable and indemnify and defend William Lyon Homes for any claims relating to homes where no work had commenced prior to the closing date. To the extent that construction has begun on any improvements prior to the closing date, or a home has been started but has not yet closed escrow, Presley Homes and William Lyon Homes will each remain liable for any claims for alleged construction defects for any work done by or for them, respectively, on the real property and each shall indemnify the other in accordance with the Purchase Agreement. The overall intent of the Purchase Agreement is to maximize insurance coverage, whether purchased for the benefit of William Lyon Homes or Presley Homes, and nothing contained in the Purchase Agreement will be construed to reduce or change coverage to the detriment of either Presley Homes or William Lyon Homes, as applicable.

     Following the closing, Presley Homes will manage and provide other services as William Lyon Homes may request with respect to certain real estate development projects identified on a schedule, regardless of the fact that such projects are excluded from the assets being purchased by Presley Homes. William Lyon Homes will reimburse Presley Homes for all costs incurred in providing these services.

     After the closing date, William Lyon Homes agrees to cooperate, and to cause the partnerships and the limited liability companies through which it owns real property to cooperate, in the transfer and delivery of the assets being purchased by Presley Homes and to maintain adequate levels of insurance coverage to protect the assets being purchased by Presley Homes.

  Termination

     The Purchase Agreement may be terminated under the following circumstances:

     - By mutual consent of the parties;

     - By Presley Homes, Presley or William Lyon Homes if any governmental entity issues an order, decree or ruling which permanently restrains or otherwise prohibits the purchase of the shares pursuant to the Offer or the Series B Purchase Agreements;

     - By Presley Homes, Presley or William Lyon Homes if the closing of the asset purchase has not occurred, other than through the failure of any party seeking to terminate to comply fully with its obligations under the Purchase Agreement, on or before November 30, 1999; provided that if the closing has not occurred by that date due to delays in obtaining government approvals, then the parties agree to extend the closing date for up to an additional 30 days;

     - By Presley Homes or Presley if the Lyons fail to commence the Offer within the time set forth in the Purchase Agreement, provided that Presley Homes is not in material breach at that time;

     - By Presley Homes or Presley in connection with entering into a definitive agreement with a third party as permitted under the Purchase Agreement in respect of Presley's board of directors' fiduciary duties to Presley's stockholders, provided that Presley Homes has complied with all provisions of the Purchase Agreement;

     - By Presley Homes or Presley if William Lyon Homes shall have breached in any material respect any of its representations, warranties or agreements if the breach cannot be or has not been cured within 30 days after written notice of the breach;

     - By William Lyon Homes if due to an occurrence not involving a breach by it of its obligations under the Purchase Agreement, which makes it impossible to satisfy any of the conditions to the Offer, William Lyon and one or more of his affiliates or associates shall have failed to commence the Offer within the time specified in the Purchase Agreement.

     - By William Lyon Homes if, prior to the purchase of the Series A Common Stock by William Lyon and one or more of his affiliates or associates pursuant to the Offer, Presley's Board of Directors shall have withdrawn, modified or changed in a manner adverse to William Lyon and one or more of his affiliates or associates its approval or recommendation of the Offer or shall have recommended an acquisition proposal or executed an agreement relating to an acquisition proposal or similar business combination with a person or entity other than William Lyon Homes or its affiliates; or

     - By William Lyon Homes if Presley Homes or Presley shall have breached any representation, warranty or covenant in the Purchase Agreement which cannot be or has not been cured within 30 days after notice.

     If the Purchase Agreement is terminated, all further obligations of the parties shall terminate, provided that the termination will not relieve any party of any liability that it may have for breach of any representation or warranty or nonperformance of any covenant or constitute a waiver of any available remedy for breach or nonperformance.

  No Solicitation

     Each of the parties to the Purchase Agreement has agreed that prior to the closing neither it nor any of its representatives will:

     - Solicit or encourage the submission of an acquisition proposal other than from a party to the Purchase Agreement; or

     - Provide any information concerning it or the assets to any other person or permit any other person to visit its premises in connection with or for the purpose of soliciting or facilitating an acquisition proposal.

     In the event any other potential acquiror contacts a party to the Purchase Agreement, that party is required to inform the other parties and to inform the potential acquirer of the period of exclusive negotiations. If the board of directors of Presley or William Lyon Homes, after receiving advice from counsel, determines that a failure to act would be inconsistent with the fiduciary duties of Presley's Board of Directors, they may furnish information pursuant to confidentiality agreements and participate in discussions and negotiations. A party receiving a competing acquisition proposal is required to promptly notify the other party of the proposal. If a party enters into a definitive agreement with respect to a competing proposal, that party is required to concurrently pay all fees and expenses incurred by the other party through that date in connection with the Purchase Agreement.

SERIES B COMMON STOCK PURCHASE AGREEMENTS

     William Lyon Homes has entered into three Stock Purchase and Sale Agreements (collectively, the "Series B Purchase Agreements"), dated as of July 6, 1999, between itself and each of ING (U.S.) Capital, LLC, G.S. Credit Partners, L.P., and The Chase Manhattan Bank, as trustee for First Plaza Group Trust (the "Series B Stockholders"), which provide for the sale of Series B Common Stock by such Series B Common Stockholders to William Lyon Homes. Presley is not a party to the Series B Purchase Agreements.

     William Lyon and William H. Lyon own all of the outstanding stock of William Lyon Homes. Gregory P. Flynn is a director of Presley and is a managing partner of Hampshire Equity Partners (formerly known as ING Equity Partners) which is an affiliate of ING (U.S.) Capital, LLC. ING (U.S.) Capital, LLC, GS Credit Partners, L.P. and First Plaza Trust Group own 8.71%, 11.34% and 13.02% of Presley's outstanding shares of Common Stock, respectively.

     The Series B Purchase Agreements provide that the Series B Common Stockholders set forth below will each sell to William Lyon Homes the amounts of Series B Common Stock set forth opposite their names, at a price of $0.655 per share:

ING (U.S.) Capital, LLC.....................................  1,937,486
GS Credit Partners, L.P. ...................................  3,310,579
The Chase Manhattan Bank, as Trustee for First Plaza Group
  Trust.....................................................  4,186,748
                                                              ---------
          Total.............................................  9,434,813

     The number of shares of Series B Common Stock purchasable by William Lyon Homes pursuant to the Series B Purchase Agreements is subject to adjustment based upon the number of shares of Series A Common Stock tendered and not withdrawn as of the expiration date of the Offer. If the maximum of 10,678,792 shares of Series A Common Stock are tendered and not withdrawn, then William Lyon Homes will have the right to purchase the minimum of 9,434,813 shares of Series B Common Stock pursuant to the Series B Purchase Agreements. If, however, less than the maximum number of 10,678,792 shares of Series A Common Stock are validly tendered and not withdrawn, then the Series B Stockholders have agreed to sell to William Lyon Homes, on a pro rata basis, additional shares of Series B Common Stock at a purchase price of $0.655 per share, so as to enable William Lyon Homes and its affiliates to own an aggregate of approximately 49% (but in no case more than 49.9%) of Presley's outstanding shares of Common Stock.

     William Lyon Homes has provided each of the selling Series B Common Stockholders with whom it has entered into a Series B Purchase Agreement with customary representations and warranties with regard to William Lyon Homes' due incorporation, authority, enforceability, lack of conflicts and investment intent. In return, each of the selling Series B Common Stockholders has provided William Lyon Homes with customary representations and warranties with regard to organization, good standing, authority, enforceability, lack of conflicts and ownership of the Series B Common Stock being sold.

     Pursuant to the Series B Purchase Agreements, each Series B Common Stockholder has agreed that prior to the closing of the Series B Purchase Agreements, it will not (i) transfer or dispose of any interest in, tender (pursuant to the Offer or otherwise), or pledge or otherwise create any encumbrance on any shares of Presley's Common Stock owned by such Series B Stockholder, (ii) convert any shares of Series B Common Stock into shares of Series A Common Stock, or (iii) acquire any beneficial interest in any shares of Presley's Common Stock, or any options, warrants or other rights to acquire shares of Presley's Common Stock.

     Pursuant to the Series B Purchase Agreements, William Lyon Homes agreed, for a period of three years from the closing date of the Series B Stock Purchase, that William Lyon Homes and its affiliates will not transfer any of the shares of Presley's Common Stock, other than the Series A Common Stock it owned prior to entering into the Series B Purchase Agreements, unless such transfer takes place in connection with a transaction in which all other holders of Presley's Common Stock are afforded an opportunity to participate pro-rata, and on the same terms and conditions as William Lyon Homes and its affiliates. Excluded from this restriction is William Lyon Homes' or any of its affiliates' right to transfer Presley's Common Stock to and among certain affiliated entities, individuals and trusts, provided that such transferees agree to the foregoing restrictions on transfer.

     Pursuant to the Series B Purchase Agreements, each Series B Stockholder has agreed to vote all shares of Common Stock owned by it or its affiliates in favor of the Merger conditioned on the understanding that the stock transfer restrictions effected by the Merger will not be effective until after the closings of the Offer, the Series B Purchase Agreements, and the Acquisition.

     The purchase of the shares of Series B Common Stock pursuant to the Series B Purchase Agreements is subject to numerous conditions set forth therein, including the consummation of the Acquisition, the acceptance and payment for the shares of Series A Common Stock pursuant to the Offer, the approval of the Merger by a vote sufficient under applicable law, and the absence of any person (other than the William Lyon Homes and its affiliates) owning beneficially 5% or more of the outstanding Common Stock of Presley. If and when such conditions are satisfied or waived by William Lyon Homes, the closing of the purchases under the Series B Purchase Agreements is expected to occur after the expiration date of the Offer and prior to the effectiveness of the Merger. Each of the Series B Purchase Agreements may be terminated by either party upon (among other events) the termination of the Purchase Agreement or in the event the closing under the Series B Purchase Agreement has not occurred on or before November 15, 1999.

CONFIDENTIALITY AGREEMENT

     William Lyon Homes and Presley are parties to a letter agreement dated November 17, 1998, which requires Presley and its representatives to maintain the confidentiality of certain information provided Presley by William Lyon Homes for the purpose of evaluating a possible transaction with William Lyon Homes, and to use such information solely for the purpose of evaluating a possible transaction.

SEVERANCE AGREEMENTS

     Effective as of September 24, 1998, Presley entered into Severance Agreements with certain key employees and members of management, including all executive officers of Presley. Pursuant to the terms of the Severance Agreements, in the event of a Change of Control (as defined in the Severance Agreements) of Presley prior to December 31, 1999, if the employee is terminated within twelve months following a Change of Control and during the Term, other than (a) by Presley for cause, (b) by reason of the death or disability of the employee, or (c) by the employee without good reason, Presley will pay the employee a specified Severance Payment. In the event of a Change of Control and termination, Wade Cable, David Siegel, Nancy Harlan, Douglass Harris and Linda Foster would be entitled to a Severance Payment of $400,000, $220,000, $65,000, $62,000 and $45,000, respectively.

     Neither the Offer nor the Merger will trigger the Change of Control provision in the Severance Agreements. As a result, the consummation of the Offer and the Merger will not result in any Severance Payments under the Severance Agreements.

     The form of the Severance Agreements was filed as an exhibit to Presley's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998.

WORKING CAPITAL FACILITY

     Presley Homes maintained a revolving lending facility (the "Working Capital Facility") with a group of lenders that included Foothill Capital Corporation, First Plaza Group Trust, and International Nederlanden (U.S.) Capital Corporation, all of which own Series B Common Stock. On July 6, 1998, Presley completed an agreement with the agent of the lender group under the Working Capital Facility, pursuant to which all of the lenders (other than Foothill Capital Corporation) including First Plaza Group Trust and International Nederlanden (U.S.) Capital Corporation were repaid, and Foothill Capital Corporation remained the sole lender under the Working Capital Facility. The agreement also modified the Working Capital Facility to (1) extend the loan facility to May 20, 2001, (2) increase the loan commitment to $100 million and
(3) decrease the fees and costs compared to the prior revolving facility.

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

     Marshall E. Stearns and Karen S. Sandler, directors of Presley, are Senior Vice Presidents of Foothill Capital Corporation.

     The collateral for the loans provided by the Working Capital Facility includes substantially all real estate and other assets of Presley (excluding assets of partnerships and the portion of the partnership interests in Carmel Mountain Ranch partnership which are currently pledged to other lenders). The borrowing base is calculated based on specified percentages of book values of real estate assets. The borrowing base at June 30, 1999 was approximately $102.0 million; however, the maximum loan under the Working Capital Facility, as stated above, is limited to $100.0 million. The principal outstanding under the Working Capital Facility at June 30, 1999 was $46.0 million.

     Pursuant to the terms of the Working Capital Facility, outstanding advances bear interest at the "reference rate" of Chase Manhattan Bank plus 2%. An alternate option provides for interest based on a specified overseas base rate plus 4.44%, but not less than 8%. In addition, Presley pays a monthly fee of 0.25% on the average daily unused portion of the Working Capital Facility.

     Upon completion of the new Working Capital Facility agreement, Presley paid a one-time, non-refundable facility fee of $2.0 million, as well as a yearly non-refundable administrative fee of $100,000.

     The Working Capital Facility requires certain minimum cash flow and pre-tax and pre-interest tests. The Working Capital Facility also includes negative covenants which, among other things, place limitations on the payment of cash dividends, merger transactions, transactions with affiliates, the incurrence of additional debt and the acquisition of new land as described in the following paragraph.

     Under the terms of the Working Capital Facility, Presley may acquire new improved land for development of housing units of no more than 300 lots in any one location without approval from the lenders if certain conditions are satisfied. Presley may, however, acquire any new raw land or improved land provided Presley has obtained the prior written approval of lenders holding two-thirds of the obligations under the Working Capital Facility.

     The Working Capital Facility requires that mandatory prepayments be made to reduce the outstanding balance of loans to the extent of all funds in excess of $20.0 million in the principal operating accounts of Presley.

     The Fifth Amended and Restated Loan Agreement, dated as of July 16, 1998, was filed as an exhibit to Presley's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998.

SALE OF LOTS TO WILLIAM LYON HOMES

     During the fiscal year ended December 31, 1998, Presley made a bulk lot sale to William Lyon Homes for $6,996,000. Presley purchased the lots in June 1997 and made certain improvements thereon. Presley received the full purchase price in cash and recognized a gain of $265,000 above the cost of the lots and improvements on this sale. In the opinion of management, this sale was an arm's length transaction representing fair market value at the time the transaction was negotiated based upon competitive bids from other homebuilders.

1998 INCENTIVE COMPENSATION PLAN

     Effective on January 1, 1997, Presley's Board of Directors approved a new incentive compensation plan for all full-time, salaried employees of Presley and Presley Homes, including Wade Cable, the CEO of Presley and David Siegel, the CFO of Presley, executives, managers, field construction supervisors, and certain other employees. The same Incentive Compensation Plan was approved for 1998. Under the terms of this new plan, the CEO and CFO are eligible to receive bonuses at the discretion of the Compensation Committee of the Board; in addition, the stock options currently outstanding and held by the CEO and CFO were repriced from $2.875 to $1.00 in 1997.

     In addition, the 1998 Incentive Compensation Plan stipulates annual setting of individual bonus targets, expressed as a percent of each executive's salary, with awards based on performance against business plan goals pertaining to each participant's operating area. All awards will be prorated downward if the sum of all calculated awards exceeds 20% of Presley's consolidated pre-tax income before bonuses. After completion of Presley's applicable annual audit, awards will be paid out in three installments, with 50% paid following the determination of bonus awards, 25% paid one year later, and 25% paid two years later. The deferred amounts will be forfeited in the event of termination for any reason except retirement, death or disability.

     The 1998 Incentive Compensation Plan was filed as an exhibit to Presley's Annual Report on Form 10-K for the year ended December 31, 1998.

INDEMNIFICATION AGREEMENTS

     Pursuant to the power granted to Presley under its Bylaws, Presley is a party to an indemnity agreement with each of the directors, executive officers and certain other officers, including, without limitation, William Lyon, which provides that the indemnitee will be entitled to receive indemnification, including advancement of expenses, to the full extent permitted by the Bylaws and applicable law for all expenses, damages, liabilities, and settlement payments incurred by the indemnitee in actions brought against the indemnitee in connection with any act taken in the indemnitee's capacity as a director or officer of Presley.

     The form of indemnification agreements for the directors and executive officers was filed as an exhibit to Presley's Registration Statement on Form S-1, and amendments thereto (Registration No. 33-42161).

1991 STOCK OPTION PLAN

     Under the amended 1991 Stock Option Plan of Presley, options to purchase an aggregate of not more than 2,642,000 shares of Series A Common Stock may be granted from time to time to key employees, officers, directors, consultants and advisors of Presley or any of its subsidiaries. The plan is administered by the Stock Option Committee of the Board of Directors. The committee is generally empowered to interpret the plan, prescribe rules and regulations relating thereto, determine the terms of the option agreements, amend them with the consent of the optionee, determine the employees to whom options are to be granted, and determine the number of shares subject to each option and the exercise price thereof. It is currently anticipated that the per share exercise price for stock options will not be less than 100% of the fair market value of a share of the Series A Common Stock on the date the option is granted. The options will be exercisable for a term determined by the committee, not to exceed ten years from the date of grant or upon a change of control.

     It is contemplated under the Purchase Agreement that the 750,000 stock options exercisable by William Lyon under the 1991 Stock Option Plan will be cancelled by Presley and William Lyon upon the closing of the Acquisition.

     The 1991 Stock Option Plan was filed as an exhibit to Presley's Proxy Statement for Annual Meeting of Stockholders held on May 20, 1994.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation. The Special Committee, at special meetings held on September 16, 1999 and October 7, 1999, unanimously approved the Purchase Agreement and the transactions contemplated thereby, which transactions include the Offer and the Acquisition, and determined that the transactions contemplated by the Purchase Agreement are fair to and in the best interests of Presley and its stockholders.

     THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS OF PRESLEY UNANIMOUSLY RECOMMENDS THAT, IN FURTHERANCE OF THE TRANSACTIONS CONTEMPLATED BY THE PURCHASE AGREEMENT, THE HOLDERS OF SERIES A COMMON STOCK, OTHER THAN THE LYONS AND THOSE HOLDERS OF SERIES B COMMON STOCK THAT ARE PARTIES TO PRIVATE STOCK PURCHASE AND SALE AGREEMENTS WITH WILLIAM LYON HOMES, ACCEPT THE OFFER AND TENDER THEIR SHARES OF SERIES A COMMON STOCK PURSUANT TO THE OFFER; PROVIDED, HOWEVER, THAT THE HOLDERS OF THE SERIES A COMMON STOCK SHOULD CONSULT WITH THEIR FINANCIAL AND TAX ADVISORS PRIOR TO TENDERING THEIR SHARES IN THE OFFER.

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

     (b) Background of the Offer and Reasons for the Recommendation.

     As part of their ongoing efforts to enhance stockholder value, Presley's Board of Directors and management have from time to time considered various strategic alternatives for Presley. These alternatives included the refinancing/restructuring of Presley's outstanding debt obligations, merger, reorganization or the sale of certain, or substantially all, of the assets of Presley, or a similar transaction ("Strategic Alternatives").

     As part of Presley's ongoing exploration of Strategic Alternatives, on May 5, 1998, Presley retained SBC Warburg Dillon Read Inc. (such firm, together with its successor entity, Warburg Dillon Read LLC, being hereinafter referred to as "Warburg Dillon Read"), to serve as exclusive financial advisor with respect to Strategic Alternatives. In conjunction with the engagement of Warburg Dillon Read, on June 10, 1998, Presley's Board of Directors formed a special committee comprised of independent directors (the "Special Committee") to investigate, review and consider Strategic Alternatives and to make a recommendation to Presley's Board of Directors with respect thereto. The Special Committee initially consisted of James E. Dalton, Gregory P. Flynn, Steven B. Sample, Karen S. Sandler, Marshal E. Stearns and Ray A Watt.

     Presley's Board of Directors authorized and directed the Special Committee to engage such experts, accountants, investment bankers and advisers, including legal counsel, as the Special Committee shall deem necessary or desirable in order to assist it in the discharge of its responsibilities in connection with the investigation, review and consideration of Strategic Alternatives and the making of a recommendation to the Board of Directors with respect thereto. Presley's Board of Directors also authorized and directed the Special Committee to solicit third parties with respect to Strategic Alternatives and to negotiate the terms of definitive documentation with respect thereto, subject to final approval of any recommended Strategic Alternative by Presley's Board of Directors. On June 16, 1998, the Special Committee selected Warburg Dillon Read as its financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP as its special legal counsel.

     Among the Strategic Alternatives explored by the Special Committee have been:

     - continuing to operate Presley's business as currently operated, coupled with ongoing efforts to further improve operating performance;

     - a sale of all or substantially all of Presley's assets;

     - a recapitalization or financial restructuring, with or without the early retirement or other restructuring of Presley's 12 1/2% Senior Notes (the "Senior Notes") and/or with or without an infusion of new capital;

     - forming a strategic alliance with one or more other organizations in the homebuilding industry; and

     - merging with a strategic buyer with significant resources to bring to the combination.

     The Strategic Alternatives considered by the Special Committee included a transaction with William Lyon Homes, which had previously indicated its interest in engaging in an acquisition of or other strategic transaction with Presley. William Lyon Homes is owned by William Lyon and his son, William H. Lyon. William Lyon Homes is a California-based homebuilder and real estate developer with projects currently under development in Northern and Southern California.

     On June 30, 1998, Presley received a non-binding proposal from William Lyon Homes (the "June 30 Proposal"), proposing a series of related transactions by which William Lyon Homes would acquire all of the Common Stock of Presley for a cash price of $0.40 per share. The June 30 Proposal was conditioned on, among other things, the negotiation and execution of a definitive agreement, completion of due diligence, certain amendments of the Senior Notes, and regulatory, stockholder and other approvals. The June 30 Proposal, by its terms, would expire on July 31, 1998, unless accepted prior to that date.

     In early July 1998, after Presley's public announcement of the receipt of the June 30 Proposal, Presley received an unsolicited preliminary proposal from a third party to acquire Presley in a merger pursuant to which Presley's stockholders would receive not less than $0.50 per share in cash (the "July Proposal"). The July Proposal was conditioned on, among other things, due diligence and the negotiation of an agreement in principle.

     During a series of meetings between June 30, 1998 and July 31, 1998, the Special Committee met with Warburg Dillon Read to discuss the June 30 Proposal, the unsolicited July Proposal and other Strategic Alternatives available to Presley. On July 28, 1998, the Special Committee determined that the June 30 Proposal was not so compelling as to preempt the Special Committee's exploration of additional Strategic Alternatives. On or about July 28, 1998, the Special Committee advised William Lyon Homes of its decision and encouraged William Lyon Homes to make a new or revised proposal to the Special Committee. In addition, the Special Committee directed its special legal counsel to advise counsel to the party making the unsolicited July Proposal that the Special Committee had not yet determined whether to engage in a transaction involving a third party, that the Special Committee was exploring various Strategic Alternatives, and that the Special Committee would consider the July Proposal in due course.

     On or about July 28, 1998, the Special Committee directed Warburg Dillon Read to begin to contact third parties regarding the possibility of such parties submitting a proposal to acquire Presley or engage in another Strategic Alternative with Presley and to prepare materials for distribution to such parties. On August 21, 1998, Warburg Dillon Read presented a list of third parties which Warburg Dillon Read determined were among the more likely parties to express interest in the possibility of acquiring Presley or engaging in another Strategic Alternative with Presley. After discussion, the Special Committee agreed upon seventeen parties which Warburg Dillon Read should contact regarding the possibility of such parties submitting an indication of interest to the Special Committee regarding an acquisition of Presley or other Strategic Alternative with Presley. The parties contacted by Warburg Dillon Read included William Lyon Homes and the party which made the unsolicited July Proposal. With the approval of the Special Committee, an eighteenth party was also contacted by Warburg Dillon Read regarding a possible transaction with Presley.

     Thereafter, Warburg Dillon Read contacted the agreed upon parties seeking indications of interest. Interested parties were asked to enter into a confidentiality agreement with Presley. After execution of a confidentiality agreement, interested parties were sent information concerning Presley. Of these parties, five indicated their interest in continuing to explore the possibility of a transaction with Presley. During the Fall of 1998, these parties were given additional information regarding Presley, including (i) a presentation by the management of Presley, (ii) a proposed form of agreement on which they were asked to indicate their proposed revisions, and (iii) access to financial, project and other information of Presley, including access to Presley's properties and employees. After conducting a due diligence review of such information, these parties were asked to submit a proposal for a transaction with Presley. The Special Committee received proposals from two of these parties, including a revised proposal from William Lyon Homes made in November 1998. The other proposal, which was received in December 1998, proposed a sale of a number of newly issued shares at a cash price of $0.50 per share whereby the party making the proposal would own approximately 49% of Presley's outstanding shares of Common Stock following consummation of the transaction. The December 1998 proposal would not be subject to a financing condition at the time of signing a definitive agreement. The December 1998 proposal was conditioned upon holders of at least 90% of the face amount of the Senior Notes exchanging their Senior Notes for new 12 1/2% senior notes representing 80% of the Senior Notes' face value. The new 12 1/2% senior notes would require certain modifications to the terms of the Senior Notes, including elimination of the Senior Notes' requirement that Presley purchase $20 million of Senior Notes every six months for so long as Presley's consolidated tangible net worth is less than $60 million. The December 1998 proposal was also conditioned upon satisfactory completion of due diligence and execution of a satisfactory shareholders' agreement. This agreement would grant the party making the proposal the ability to elect a majority of Presley's Board of Directors.

     After discussion with Warburg Dillon Read regarding the value to stockholders of such proposals and the likelihood that such proposed transactions would be successfully consummated, the Special Committee determined that the revised proposal from William Lyon Homes was superior to the December 1998 proposal. The Special Committee's basis for this decision included:

     - the fact that the revised William Lyon Homes proposal provided for a price per share for the Series A Common Stock of $0.62 per share while the December 1998 proposal provided for a price per share of $0.50 per share, and

     - that the revised William Lyon Homes proposal provided partial liquidity for Presley's Series A Common Stockholders, while the December 1998 proposal provided no added liquidity for Presley's stockholders.

     In addition, the Special Committee determined that the conditions and other contingencies associated with the revised William Lyon Homes proposal were more likely to be satisfied than were the conditions and contingencies associated with the December 1998 proposal, including that:

     - The December 1998 proposal required that the holders of 90% of the Senior Notes agree to exchange their Senior Notes for notes representing 80% of the face value of the Senior Notes; the new notes would not require Presley to purchase $20 million of notes every six months if Presley's consolidated tangible net worth is below $60 million. In contrast, the William Lyon Homes proposal contemplated that the approval or consent of the holders of the Senior Notes would not be required; and

     - The December 1998 proposal was conditioned upon completion of due diligence while the William Lyon Homes proposal was not.

     In late 1998, it became apparent that Presley would not likely engage in a sale or business combination transaction with a party other than William Lyon Homes. Because of this, it also became apparent that Presley's existing working capital facility with Foothill Capital Corporation might remain outstanding, including after a transaction with William Lyon Homes. Because Karen S. Sandler and Marshall E. Stearns are officers of Foothill Capital Corporation, each of them resigned from the Special Committee, effective December 10, 1998, to avoid any appearance of a potential conflict of interest that might arise were they to continue to serve as both officers of Foothill Capital Corporation and as members of the Special Committee of independent directors.

     On December 31, 1998, after unanimous approval by the Special Committee, Presley entered into a letter of intent with William Lyon Homes. The letter of intent contemplated the Merger or other transactions designed to help preserve Presley's substantial tax net operating loss carryforwards to offset future taxable income. The letter also set forth the parties' preliminary understanding with respect to the proposed acquisition by Presley of substantially all of the assets of William Lyon Homes for approximately $48.0 million together with the assumption of related liabilities, and the concurrent purchase by William Lyon Homes pursuant to a tender offer for not less than 40% and not more than 49% of the outstanding shares of Presley's Common Stock held by stockholders other than the Lyons at a price of $0.62 per share. Following the completion of the proposed transactions, and depending on the number of shares tendered, the Lyons would own beneficially between 55% and 65% of the outstanding shares of Presley's common stock. The remaining shares would continue to be publicly traded.

     Under the terms of the December 31, 1998 letter of intent, the proposed transactions would be subject to various conditions, including:

     - the successful negotiation and execution of a definitive agreement;

     - the receipt of opinions of Presley's advisors with respect to the fairness of the transactions to Presley and its stockholders as well as the solvency of Presley following consummation of the transactions;

     - the receipt of real estate appraisals satisfactory to Presley and William Lyon Homes with respect to the real estate assets of William Lyon Homes;

     - the approval of a definitive agreement by the respective boards of directors of Presley and William Lyon Homes by March 31, 1999;

     - the receipt of all required regulatory approvals and third party consents, including any required lender consents;

     - the receipt of agreements from certain significant stockholders of Presley to tender their shares pursuant to the tender offer;

     - the receipt of financing by Presley in an amount sufficient to enable Presley to finance the transactions; and

     - the absence of any material adverse change in the business or financial condition of either Presley or William Lyon Homes.

     In addition, the December 31, 1998 letter of intent contemplated that each of the transactions would be structured so as to be subject to the successful completion of the other and that the parties would structure the transactions, including, if necessary, by imposing limitations on certain transfers of shares, so as to avoid triggering the change of control tax provisions that would result in the loss of Presley's tax net operating loss carryforwards for tax purposes. The December 31, 1998 letter of intent also contemplated that Presley's Senior Notes would remain outstanding without modification.

     The December 31, 1998 letter of intent provided that, subject to the fiduciary duties of their respective boards of directors, Presley and William Lyon Homes would negotiate exclusively with each other toward a definitive agreement until March 31, 1999. The letter of intent did not constitute a binding agreement to consummate the transactions.

     On January 21, 1999, the Special Committee retained Houlihan Lokey Howard & Zukin Financial Advisors, Inc. ("Houlihan Lokey") to assist it with respect to the proposed acquisition of the assets of William Lyon Homes and the other transactions proposed by the December 31, 1998 letter of intent, including the solvency of Presley after completion of the proposed transactions with William Lyon Homes.

     On February 18, 1999, after further discussions with William Lyon Homes regarding the terms of a definitive agreement, Presley announced that it had received a letter from William Lyon Homes proposing a modification to the previously executed letter of intent with William Lyon Homes. Under the proposed modification, which had been developed by William Lyon Homes as a result of tax and accounting considerations to, among other things, ensure preservation of Presley's tax net operating loss carryforwards after consummation of the proposed transactions, William Lyon Homes would make a tender offer for not more than 37% of the outstanding shares of Common Stock of Presley for a purchase price of $0.62 per share. In the event that more than 37% of the outstanding shares of Common Stock of Presley were tendered, William Lyon Homes would purchase shares from each tendering stockholder on a pro rata basis. The tender offer was to be conditioned upon there being tendered, and not withdrawn, a number of shares which constituted at least 37% of the outstanding shares of Presley. The proposed modification also provided that the transaction would be structured to permit William Lyon or his affiliates, prior to consummation of the transaction and consistent with applicable securities laws, to sell shares of Presley's Common Stock owned by them up to a maximum of 4% of the total number of shares of Presley's Common Stock presently outstanding.

     On March 30, 1999, the parties amended the letter of intent to extend its term and the period of exclusive negotiation to April 30, 1999. A condition included in the March 30, 1999 letter of intent, that the boards of directors of Presley and William Lyon Homes must approve a definitive agreement by March 31, 1999, was also extended to April 30, 1999. The parties also agreed that William Lyon Homes could participate in discussions and negotiations with the holders of Presley's Series B Common Stock regarding the purchase by William Lyon Homes of such percentage of the Series B Common Stockholders' shares so as to reduce each such Series B Common Stockholders' ownership interest in Presley's Common Stock to between 4.9% and 5% of Presley's outstanding Common Stock following consummation of the proposed transactions. William Lyon Homes was also permitted to seek commitments from the Series B Common Stockholders to sell additional shares to the extent that the number of shares of Series A Common Stock tendered in the tender offer are below the minimum threshold set forth in a definitive agreement. Any such negotiations were to be conducted exclusively so as to obtain the consent of the Series B Common Stockholders to the proposed transactions and to avoid triggering the change of control tax provisions that would result in the loss of Presley's net operating loss carryforwards for tax purposes. William Lyon Homes was required to notify the Special Committee regarding the details of any such discussions and negotiations. William Lyon Homes was not permitted to enter into any agreement with any Series B Common Stockholder prior to receiving the written approval from the Special Committee or Presley's Board of Directors.

     In negotiating the terms of the March 30, 1999 letter of intent, the parties became aware that William Lyon Homes would approach the individual holders of Series B Common Stock to negotiate the terms of agreements by which William Lyon Homes would purchase shares of Series B Common Stock. These negotiations ultimately resulted in the Series B Purchase Agreements which William Lyon Homes entered into with three of the holders of Series B Common Stock, including ING (U.S.) Capital, L.L.C. In apprehension of a potential conflict of interest that might arise as a result of his serving both as a member of the Special Committee and as a representative of ING at a time when ING would be negotiating its Series B Purchase Agreement with William Lyon Homes, Gregory P. Flynn resigned from the Special Committee of independent directors, effective March 31, 1999.

     On May 4, 1999, Presley announced that after approval by the Special Committee, it had entered into a revised letter of intent with William Lyon Homes on May 3, 1999. The letter set forth their preliminary understanding with respect to the proposed acquisition by Presley of substantially all of the assets of William Lyon Homes for a cash purchase price of $48.0 million and the assumption of all or substantially all of the liabilities of William Lyon Homes; and the proposed purchase by William Lyon Homes of a portion of the outstanding shares of Common Stock of Presley. Like the December 31, 1998 letter of intent, the May 3, 1999 letter of intent contemplated the Merger or other transaction structured to help preserve Presley's substantial tax net operating loss carryforwards to offset future taxable income. Under the terms of the May 3, 1999 letter of intent, William Lyon Homes would make offers to the holders of Presley's Series B Common Stock and a tender offer to the holders of Presley's Series A Common Stock to purchase, for a cash purchase price of $0.655 per share, an aggregate number of shares of Common Stock which when added to the number of shares of Presley already owned by William Lyon Homes and its affiliates, and after giving effect to a disposition of up to 8% of the total number of shares of Common Stock currently outstanding by William Lyon Homes and/or its affiliates would cause William Lyon Homes and its affiliates to own an aggregate of approximately 49% of the outstanding shares of Presley's Common Stock. The proposed transactions were subject to various conditions, including:

          - the successful negotiation and execution of a definitive agreement;

          - the receipt of opinions of Presley's advisors with respect to the fairness of the transactions to Presley and its stockholders as well as the solvency of Presley following the consummation of the transactions;

          - the receipt of real estate appraisals satisfactory to Presley and William Lyon Homes with respect to the real estate assets of William Lyon Homes;

          - the approval of a definitive agreement by the respective boards of directors of Presley and William Lyon Homes by July 15, 1999;

          - the receipt of all required regulatory approvals and third party consents, including any required lender consents;

          - the availability of sufficient borrowing capacity or the receipt of financing by Presley in an amount sufficient to enable Presley to finance the transactions; the holders of Company's Series B Common Stock not acquiring or disposing of any beneficial interest in Presley's Common Stock prior to closing;

          - the purchase by William Lyon Homes of a sufficient number of shares of Presley's Common Stock to cause, when added to the number of shares already owned and after giving effect to the sale of up to 8% of Presley's Common Stock, William Lyon Homes to own at least 49% of Presley's Common Stock, but not more than 49.9%; and

          - the absence of any material adverse change in the business or financial condition of either Presley or William Lyon Homes.

     Effective as of July 15, 1999, Presley and William Lyon Homes amended the revised letter of intent to extend from July 15 to October 15, 1999 the term of the letter of intent, the period of exclusive negotiations and the date by which the respective boards of directors of Presley and William Lyon Homes must approve a definitive agreement with respect to the proposed transactions. The proposed transactions were also conditioned upon certain holders of Presley's Series B Common Stock having consented to the transactions and executed a written agreement, in form and substance satisfactory to William Lyon Homes and Presley, to sell shares of Presley's Series B Common Stock to William Lyon Homes such that each holder would own less than 5% of the aggregate number of shares of Presley's Common Stock.

     William Lyon Homes entered into separate agreements each dated as of July 6, 1999, with three holders of the Series B Common Stock which provide for the purchase by William Lyon Homes from these holders of an aggregate of 9,434,813 shares, subject to adjustment as described below, of Presley's Series B Common Stock for a cash price of $0.655 per share. The parties have agreed that if less than 10,678,792 shares of Series A Common Stock are validly tendered and not withdrawn prior to and as of the expiration of the tender offer, then such holders of Presley's Series B Common Stock will sell to William Lyon Homes, at a cash price of $0.655 per share, an additional number of shares of Presley's Series B Common Stock so as to enable William Lyon Homes and its affiliates to own approximately 49%, but in no event more than 49.9%, of Presley's outstanding Common Stock.

     The obligation of William Lyon Homes to purchase the shares pursuant to the Series B Purchase Agreements is conditioned on, among other things, the closing of the asset purchase, the acceptance and payment of shares pursuant to the tender offer, the approval of the merger and the absence of any person other than William Lyon Homes and its affiliates owning beneficially more than 5% of the outstanding Common Stock of Presley. Each of these holders of Presley's Series B Common Stock has also agreed that prior to the closing of the purchase, it will not transfer, tender, or encumber any shares of the Series A Common Stock that it owns or convert any of its remaining Series B Common Stock. Each of these holders has also agreed that prior to the closing, it will not acquire any beneficial interest in shares of Presley's Common Stock or options, warrants or other rights to acquire shares of Presley's Common Stock. William Lyon Homes has also agreed with the three holders of the Series B Common Stock not to sell for three years any shares of Presley's Common Stock in excess of the number of shares of Common Stock of Presley owned by William Lyon Homes, William Lyon or their affiliates on July 6, 1999 unless such sale occurs in a transaction in which all stockholders of Presley are given the opportunity to participate pro rata and on the same terms and conditions. The agreements with these holders of Presley's Series B Common Stock contain conditional commitments on the part of the selling security holders to vote their shares in favor of the proposed merger. Each of the agreements with such holders of Presley's Series B Common Stock may be terminated by either of the parties if the closing has not occurred by November 15, 1999. Presley is not a party to these Series B Purchase Agreements.

     The May 3, 1999 letter of intent contemplated that each of the transactions would be structured so as to be subject to the successful completion of the others. The May 3, 1999 letter of intent also contemplated that the parties would structure the transactions, including, if necessary, by imposing limitations on certain transfers of shares, so as to avoid triggering the change of control tax provisions that would result in the loss of Presley's net operating losses for tax purposes. The May 3, 1999 letter of intent also contemplated that Presley's Senior Notes would remain outstanding without modification. The May 3, 1999 letter of intent, provides that, subject to the fiduciary duties of their respective boards of directors, Presley and William Lyon Homes would negotiate exclusively with each other toward a definitive agreement until October 15, 1999.

     As of July 15, 1999, Presley's Board of Directors approved the Merger by unanimous written consent.

     On August 12, 1999, and in separate transactions, William Lyon and William
H. Lyon sold an aggregate of 2,500,000 shares and 500,000 shares, respectively, of Series A Common Stock for a cash price of $0.65 per share. Such sales were effected through privately negotiated sale transactions not involving a broker or dealer.

     On September 3, 1999, Presley's Board of Directors, after its members had reviewed a substantially final draft of the Purchase Agreement, authorized the Special Committee with all of the power of the Board of Directors with respect to the adoption, authorization, execution and performance of the Purchase Agreement and any amendments or supplements thereto.

     On September 16, 1999, after receiving the opinions of Warburg Dillon Read and Houlihan Lokey as hereinafter described (see "Opinion of Warburg Dillon Read LLC" and "Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc."), the Special Committee, consisting of James E. Dalton, Steven B. Sample and Ray
A. Watt, approved the Purchase Agreement and the transactions contemplated thereby, subject to review of the final form of the Purchase Agreement and related documentation at a meeting to take place at a later date. Also at its September 16, 1999 meeting, pursuant to authority previously granted by the Board of Directors and subject to review of final documentation, the Special Committee resolved to, in furtherance of the transactions contemplated by the Purchase Agreement, recommend the tender offer to the holders of the Series A Common Stock, other than the Lyons and the Series B Common Stockholders who are parties to a stock purchase agreement with William Lyon Homes, provided that each such holder should consult with his or her financial and tax advisors prior to tendering their shares in the tender offer.

     Following its meeting of September 16, 1999 and in the course of finalizing documentation relating to the proposed transactions, Presley's management advised the Special Committee that management had prepared an updated projection for Presley and William Lyon Homes on a combined basis. The Special Committee reviewed the updated projection with Presley's management and requested that Warburg Dillon Read review the updated projection and assess whether it could confirm its fairness opinion dated September 16, 1999 in light of the updated projection. At a meeting on October 7, 1999, Warburg Dillon Read advised the Special Committee that it had confirmed, as of October 7, 1999, its fairness opinion of September 16, 1999. Following Warburg Dillon Read's confirmation of its September 16, 1999 fairness opinion, the Special Committee authorized management of Presley to execute the Purchase Agreement.

RECOMMENDATION OF THE BOARD OF DIRECTORS OF PRESLEY AND REASONS FOR THE MERGER

     Presley's Board of Directors has unanimously approved the certificate of ownership and merger, subject to the receipt of stockholder approval, and unanimously recommends that stockholders of Presley approve the Merger. In deciding to approve the certificate of ownership and merger, the Board considered each of the following:

     - The value to Presley of the tax benefits associated with its net operating loss carryforwards;

     - The fact that Presley cannot currently prevent an ownership change that could limit the availability of these tax benefits;

     - The advice of counsel regarding the relative enforceability of stock transfer restrictions under Delaware corporate law when the restrictions are imposed by amending the corporation's certificate of incorporation or by merger;

     - The recommendation of the Special Committee of the board with respect to the approval of the letter of intent with William Lyon Homes, which required the Merger or other transaction structured to help preserve Presley's substantial tax net operating loss carryforwards to offset future taxable income;

     - The consummation of the transactions contemplated by the letter of intent, including the tender offer, the asset purchase, and the purchase of Series B Common Stock from the Series B Common Stockholders, would facilitate approval of the merger;

     - The federal income tax consequences of the merger to Presley and Merger Sub;

     - The accounting treatment of the merger; and

     - The current market price of Presley's Series A Common Stock.

Each director has advised Presley that he or she plans to vote all of his or her shares of Presley's Common Stock in favor of the Merger. Presley's Board of Directors authorized the Special Committee to approve the Purchase Agreement. Accordingly, Presley's Board of Directors will not separately approve the Purchase Agreement.

     The Board of Directors of Presley has granted the Special Committee the authority of the Board with respect to making a recommendation to Presley's stockholders as it shall determine.

     After the Special Committee received presentations and reviewed the terms and conditions of the Offer, the Purchase Agreement and the transactions contemplated thereby with Presley's management, the Special Committee's legal counsel, its financial advisor, Warburg Dillon Read, and with Houlihan Lokey, which assisted the Special Committee with the Acquisition, the Special Committee determined that the Purchase Agreement and the transactions contemplated thereby were fair to and in the best interests of Presley's stockholders. In reaching its conclusions, the Special Committee considered many factors, including, but not limited to, the following factors. Except where otherwise noted, the following factors favored the fairness of the Purchase Agreement and the transactions contemplated thereby to Presley's stockholders:

     - the terms and conditions of the Offer, the Purchase Agreement and related agreements and transactions;

     - the fact that the Acquisition is conditioned upon a minimum number of shares being tendered pursuant to the Offer, such that the Lyons and William Lyon Homes will own at least 45% of the outstanding shares of Common Stock of Presley after the consummation of the transactions contemplated by the Purchase Agreement and, therefore, the transactions contemplated by the Purchase Agreement may not be consummated unless a sufficient number of shares of Series A Common Stock are tendered pursuant to the Offer, which favors the fairness of the Offer as a part of and condition to all of the transactions contemplated by the Purchase Agreement;

     - the written opinion of Warburg Dillon Read, to the effect that, as of September 16, 1999 and based upon and subject to certain matters stated in such opinion, after giving effect to the Acquisition, the Offer, the Merger and the Series B Purchase Agreements, the shares of common stock of Merger Sub to be issued in the Merger to Presley's stockholders and/or, to the extent any holder of Series A Common Stock, other than the Lyons and those stockholders who have entered into Series B Purchase Agreements with William Lyon Homes, tenders shares in the Offer, the cash that may be received by each such tendering stockholder, subject to the proration provisions of the tender offer, is fair to the holders of Series A Common Stock, other than the Lyons and the stockholders who have entered into a Series B Purchase Agreement with William Lyon Homes, from a financial point of view. The full text of Warburg Dillon Read's written opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Warburg Dillon Read, is attached as Exhibit 11 hereto. Warburg Dillon Read confirmed its opinion as of October 7, 1999. Warburg Dillon Read's opinion is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender Series A Common Stock pursuant to the Offer. Stockholders are urged to read such opinion carefully in its entirety;

     - the written opinion of Houlihan Lokey that, as of September 16, 1999 and based upon and in reliance on certain assumptions and other considerations stated in its opinion, the consideration to be paid by Presley and Presley Homes in connection with the Acquisition is fair to Presley and Presley Homes from a financial point of view. The full text of Houlihan Lokey's opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Houlihan Lokey, is attached as Exhibit 12 hereto. Houlihan Lokey's opinion does not constitute a recommendation to Presley, Presley Homes or any stockholder as to whether to tender Series A Common Stock pursuant to the Offer or to take other action in connection with the transactions contemplated by the Purchase Agreement. Holders of Series A Common Stock are urged to read Houlihan Lokey's opinion carefully in its entirety;

     - the receipt by Presley of determinations of value in the aggregate of the real estate assets of William Lyon Homes made by CB Richard Ellis, Inc., a real estate appraisal firm which is of regional standing in the regions in which the subject properties are located and is a Member Appraisal Institute (MAI) certified, which appraisals were considered in the aggregate by Houlihan Lokey in determining the fairness of the Acquisition;

     - the fact that three holders of Series B Common Stock, each of which is a significant stockholder of Presley, were willing to enter into agreements with William Lyon Homes pursuant to which they will sell an aggregate of not less than 9,434,813 shares, subject to adjustment, of their Series B Common Stock to William Lyon Homes at $0.655 and pursuant to which they have conditionally agreed to vote in favor of the Merger;

     - Presley's need to acquire suitable properties for development;

     - that the transactions contemplated by the Purchase Agreement enable Presley to expand its operations in key markets in Northern and Southern California;

     - that the transactions contemplated by the Purchase Agreement may strengthen Presley's and Presley Homes' management;

     - a comparison of the historical financial results and present financial condition of Presley and of William Lyon Homes with those of others that were deemed relevant;

     - that the Offer provides partial liquidity to the holders of Series A Common Stock, other than the Lyons and those holders of Series B Common Stock who have agreed with William Lyon Homes not to tender any shares of Series A Common Stock in the Offer, enabling holders who wish to sell some of their shares of Series A Common Stock at $0.655 per share to do so;

     - that the holders of Series A Common Stock have the right not to tender their shares pursuant to the Offer;

     - the fact that the Offer price of $0.655 per share is lower than the current and recent historical market price for the Series A Common Stock, including the fact that the closing sale price for the Series A Common Stock on the NYSE on September 15, 1999 was $1.00 per share. While this factor, alone, would appear to weigh against the fairness of the Offer, the Special Committee also considered, in connection with this factor, that the current market price of the Series A Common Stock reflects limited trading volume and that the market for the Series A Common Stock would not likely sustain a price comparable to the current market price and at the same time provide liquidity for the up to 10,678,792 shares sought in the Offer;

     - the limited trading volume of the Series A Common Stock, including the fact that the average daily trading volume of the Series A Common Stock over the previous three months ended on September 16, 1999 was 73,045 shares per day and in connection with this, the added liquidity that the Offer would present to Presley's Series A Stockholders;

     - the fact that the Offer is not for all of the shares of Series A Common Stock and that any purchase of shares of Series A Common Stock pursuant to the Offer is subject to prorationing if more than 10,678,792 shares of Series A Common Stock are tendered. While this factor, alone, would appear to weigh against the fairness of the Offer because it provides for less liquidity than would a Offer for all outstanding shares, the up to 10,678,792 shares the Lyons will offer to purchase approximate the greatest number of shares they could purchase in the Offer and, at the same time, preserve Presley's significant tax net operating losses by avoiding an "ownership change" for tax purposes, after purchasing a number of shares of Series B Common Stock sufficient to reduce the holdings of all Series B Stockholders to no greater than 5% of Presley's outstanding Common Stock, which purchases are also to help prevent an "ownership change" for tax purposes;

     - that the liquidity of the common stock of Merger Sub, as the surviving corporation in the Merger, may be limited as a result of the fact that the Lyons and William Lyon Homes will together hold up to 49.9% of such common stock and as a result of the imposition of the transfer restrictions on such common stock after the Merger. While this factor, alone, would appear to weigh against the fairness of the Offer, the Special Committee also considered, in connection with this factor, the liquidity that the Offer presents to the Series A Stockholders and that the Lyon affiliates' ownership of between 45% and 49.9% of Presley's Common Stock was a condition to all of the transactions contemplated by the Purchase Agreement;

     - the fact that the transactions contemplated by the Purchase Agreement will not result in the refinancing or restructuring of the Senior Notes, including that the Senior Notes will continue to require the purchase of $20 million of the Senior Notes every six months for so long as Presley's consolidated tangible net worth is less than $60 million and that the transactions contemplated by the Purchase Agreement will not have the effect of increasing Presley's consolidated tangible net worth to $60 million or above. This factor is not believed to weigh against the fairness of the transactions contemplated by the Purchase Agreement because this obligation would remain if Presley were not to engage in the transactions contemplated by the Purchase Agreement and, while the December 1998 proposal required the restructuring of the Senior Notes to eliminate this obligation, the Special Committee did not believe that the holders of the requisite percentage of the Senior Notes were likely to agree to such a modification. In addition, the Special Committee determined that the terms of the December 1998 proposal were inferior to the terms of William Lyon Homes' proposal;

     - that the transactions contemplated by the Purchase Agreement are structured in a way so as to not require the approval or consent of the holders of the Senior Notes;

     - that the transactions contemplated by the Purchase Agreement provide Presley's stockholders with the opportunity to share in any enhancement of value of Presley's Common Stock that may result from such transactions;

     - that the transactions contemplated by the Purchase Agreement should not inhibit the ability of Presley to utilize the tax benefits associated with its tax net operating loss carryforwards;

     - the fact that the Offer and the transactions are structured in a way as to allow Presley to implement transfer restrictions intended to decrease the risk that an ownership change could occur that would severely limit Presley's ability to use the tax benefits associated with its tax net operating loss carryforwards in offsetting future taxable income;

     - the fact that the Merger, as it is to be presented to Presley's stockholders for their approval at a special meeting of stockholders, is conditioned upon the consummation of the Acquisition and the purchase of shares of Series A Common Stock pursuant to the Offer and, therefore, the Merger may not be consummated if a sufficient number of shares of Series A Common Stock are not tendered pursuant to the Offer;

     - that the consummation of the Series B Purchase Agreements, which are conditioned upon the consummation of the Acquisition, the purchase of shares pursuant to the Offer, and the receipt of stockholder approval of the Merger, are expected to reduce the holdings of such holders of Series B Common Stock to below 5% of Presley's outstanding Common Stock, which may help to reduce the likelihood of an ownership change of Presley for tax purposes which would otherwise restrict Presley's ability to utilize its tax net operating loss carryforwards;

     - the scope and detail of the negotiating process that led to the finalization of the Purchase Agreement;

     - the scope and detail of the limited auction process undertaken by the Special Committee seeking proposals for Strategic Alternatives with Presley;

     - the fact that, in the Special Committee's view, an auction process more extensive than the limited auction process undertaken by the Special Committee would not have likely resulted in proposals more favorable to Presley and its stockholders than those received by the Special Committee;

     - the fact that, in the Special Committee's and management's view, an auction process more extensive than the limited auction process undertaken by the Special Committee could cause harm to Presley and significant disruption in Presley's operations;

     - Warburg Dillon Read's view that the eighteen parties contacted by Warburg Dillon Read represented the most likely parties for a transaction with Presley involving a Strategic Alternative and that, of the eighteen parties contacted, only one party other than William Lyon Homes submitted a proposal for a transaction with Presley after such solicitation;

     - the Special Committee's determination that William Lyon Homes' proposal was superior to each of the December 1998 proposal and the unsolicited July 1998 proposal based on, among other things, the fact that William Lyon Homes' proposal provided for a higher price per share for the Series A Common Stock than did the other proposals received and the Special Committee's determination that the conditions and other contingencies associated with William Lyon Homes' proposal were more likely to be satisfied than were the conditions and contingencies associated with the other proposals received;

     - that, despite the fact that Presley had announced the formation of the Special Committee to explore strategic alternatives and the receipt of William Lyon Homes' initial proposal on June 30, 1998, the Company had received no proposals for a transaction involving a strategic alternative with Presley other than the proposals made by William Lyon Homes, the December 1998 proposal and the unsolicited July 1998 proposal;

     - the fact that the Special Committee received no proposals for a transaction with Presley involving a Strategic Alternative other than those identified above despite the fact that the letters of intent entered into with William Lyon Homes allowed Presley to, subject to certain conditions, receive and consider competing proposals from third parties, subject to certain exclusive negotiating agreements contained therein and subject to Presley's agreement to pay William Lyon Homes' fees and expenses incurred in connection with the proposed transactions in the event that Presley entered into a definitive agreement with a third party for a competing transaction; the letters of intent with William Lyon Homes were publicly announced by Presley; and such letters of intent were filed as exhibits to Presley's filings with the Securities and Exchange Commission;

     - the fact that the Purchase Agreement may be terminated by Presley and Presley Homes in connection with entering into a competing definitive agreement with a third party without any obligation to pay any "termination fee" or "break-up fee" to William Lyon Homes, other than Presley's agreement to pay William Lyon Homes' fees and expenses incurred in connection with the Purchase Agreement upon entering into such a competing definitive agreement; and

     - other information with respect to the financial condition, results of operations and business of Presley, on both a historical and a prospective basis, current industry, economic and market conditions and trends, including increased competition, historical market prices, price to earnings multiples and recent trading patterns of the Series A Common Stock, market prices and financial data relating to other companies engaged in the same or similar businesses as Presley.

     The foregoing discussion of the information and factors considered and given weight by the Special Committee is not intended to be exhaustive. In view of the wide variety of factors considered in connection with its evaluation of the Offer and the transactions, the Special Committee did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determinations. In addition, individual members of the Special Committee may have given different weights to different factors.

OPINION OF WARBURG DILLON READ LLC

     In May 1998, Presley retained Warburg Dillon Read LLC to explore various strategic alternatives, including the refinancing/restructuring of its outstanding debt obligations, merger, reorganization, the sale of certain, or substantially all of its assets or other similar transaction. The Special Committee of the Board of Directors of Presley retained Warburg Dillon Read to act as its financial advisor in connection with certain aspects of the transactions.

     At the meeting of the Special Committee held on September 16, 1999, Warburg Dillon Read delivered its written opinion, attached hereto as Exhibit 11, to the Special Committee. As of October 7, 1999, after reviewing management's updated projection for Presley with management, Warburg Dillon Read confirmed, as of such date, its fairness opinion dated September 16, 1999.

     The opinion states that based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by the holders of Series A Common Stock of Presley, other than William Lyon, William H. Lyon, GS Credit Partners, L.P., ING (U.S.) Capital, L.L.C. and The Chase Manhattan Bank, as Trustee for First Plaza Group Trust (collectively, the "Contractually Non-Tendering Holders"), after giving effect to the asset acquisition, the tender offer, the Series B Purchase Agreements and the Merger, is fair to the holders of Series A Common Stock of Presley, other than the Contractually Non-Tendering Holders, from a financial point of view.

     The consideration to be received by the holders of Series A Common Stock of Presley, other than the Contractually Non-Tendering Holders, will consist of 0.2 share of Merger Sub common stock for each share of Series A Common Stock owned immediately prior to the Merger or, to the extent any such holder of Series A Common Stock tenders shares of Series A Common Stock in the tender offer, cash for those shares at a price of $0.655 per share, subject to the pro ration provisions of the Offer. The shares of common stock of Merger Sub and/or cash that may be received by each holder of Series A Common Stock of Presley, other than the Contractually Non-Tendering Holders, after giving effect to the transactions is referred to in this description of Warburg Dillon Read's opinion as the "transaction consideration."

     The following summary of the Warburg Dillon Read opinion is qualified in its entirety by reference to the full text of the opinion. The full text of Warburg Dillon Read's opinion sets forth the assumptions made, matters considered and limitations on the scope of review undertaken and is attached as
Exhibit 11 to this document. We urge you to carefully read the Warburg Dillon Read opinion in its entirety.

     The Warburg Dillon Read opinion:

     - is directed to the Special Committee of the Presley Board of Directors;

     - does not constitute a recommendation to any holder of Series A Common Stock as to whether to tender shares in the tender offer;

     - does not constitute a recommendation to any holder of Series A Common Stock as to whether to vote in favor of the Merger;

     - does not address Presley's underlying business decision to effect the transactions;

     - does not imply any conclusion or offer any opinion as to the trading price of the common stock of Merger Sub following the transactions;

     - is based upon economic, monetary, market and other considerations as in effect on, and the information made available to Warburg Dillon Read as of, September 16, 1999; and

     - does not offer any opinion as to the material terms of the Series B Purchase Agreements, or, except as is provided in the Warburg Dillon Read opinion, the Purchase Agreement or the form of any of the transactions.

     In rendering the Warburg Dillon Read opinion, Warburg Dillon Read, with the consent of the Special Committee of the Board of Directors of Presley, assumed that:

     - the consideration to be paid by Presley for the assets of William Lyon Homes and of certain partnerships and limited liability companies pursuant to the Purchase Agreement is fair to Presley and Presley Homes from a financial point of view;

     - the consummation of the transactions will not restrict or adversely affect the utilization by Presley of its tax net operating loss carryforwards;

     - after giving effect to the transactions, the common stock of Merger Sub will remain eligible for listing on the New York Stock Exchange;

     - the final executed form of the Purchase Agreement will not differ from the draft Warburg Dillon Read examined;

     - each party to the Series B Purchase Agreements and the Purchase Agreement complies in all material respects with its respective obligations thereunder;

     - the transactions contemplated by the Series B Purchase Agreements and the Purchase Agreement will be consummated in accordance with the respective terms thereof, with no modification or waiver of any material term or condition thereunder, including the conditions to the tender offer; and

     - the consummation of the transactions in the manner contemplated by the Series B Purchase Agreements and the Purchase Agreement complies with all applicable laws.

     In connection with rendering its opinion, Warburg Dillon Read:

     - reviewed certain publicly available business and historical information relating to Presley;

     - reviewed certain internal financial information and other financial data provided to Warburg Dillon Read by Presley and William Lyon Homes, that is not publicly available relating to the business and financial prospects of Presley and of the assets to be acquired from William Lyon Homes and certain partnerships and limited liability companies pursuant to the Purchase Agreement, including estimates and financial projections prepared by the management of Presley and William Lyon Homes;

     - conducted discussions with members of the senior management of Presley and William Lyon Homes;

     - reviewed publicly available financial and stock market data with respect to certain other companies in lines of business Warburg Dillon Read believed to be generally comparable to those of Presley (the "Comparables");

     - considered certain pro forma effects of the transactions on Presley's financial statements;

     - reviewed the historical market prices and trading volumes of the Series A Common Stock and the common stocks of the Comparables reviewed by Warburg Dillon Read;

     - reviewed the Series B Purchase Agreements and the drafts of the Purchase Agreement and other ancillary documents;

     - considered the results of solicitations of interest from and discussions with third parties regarding potential business combinations involving Presley; and

     - conducted such other financial studies, analyses and investigations, and considered such other information, as Warburg Dillon Read deemed necessary or appropriate.

     In connection with its review, with the consent of the Special Committee of the Board of Directors of Presley, Warburg Dillon Read:

     - did not assume any responsibility for independent verification of any of the foregoing information received by it for the purpose of its opinion;

     - relied on such information being complete and accurate in all material respects;

     - did not make any independent evaluation or appraisal of any of the assets or liabilities, contingent or otherwise, of Presley, William Lyon Homes or certain partnerships and limited liability companies referred to above; and

     - assumed that the financial projections referred to above had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the managements of Presley and William Lyon Homes, as applicable, as to the future financial performance of Presley, the assets of William Lyon Homes and of certain partnerships and limited liability companies to be acquired pursuant to the Purchase Agreement.

     In connection with its opinion, Warburg Dillon Read performed certain financial analyses which it discussed with the Special Committee of the Board of Directors of Presley. The material portion of the analyses performed by Warburg Dillon Read in connection with rendering its opinion are summarized below.

     In delivering the Warburg Dillon Read opinion and making its presentation to Presley's Special Committee of the Board of Directors, representatives of Warburg Dillon Read considered and discussed various financial and other matters that it deemed relevant. General valuation considerations deemed relevant by Warburg Dillon Read include, without limitation:

     - Presley's obligation, in accordance with the trust indenture governing its 12 1/2% Senior Notes to purchase $20 million principal amount of the Senior Notes each six months as long as Presley's consolidated tangible net worth is less than $60 million, which has restricted its ability to acquire, hold and develop real estate projects and has caused Presley to realign its operating strategy to finance certain of its projects by forming joint ventures with venture partners that would provide a substantial amount of the capital necessary to develop these projects;

     - Presley, in accordance with the trust indenture governing the Senior Notes, will purchase $20 million principal amount of the Senior Notes on or before December 4, 1999, as indicated in the projections provided by management, and all valuation methodologies contemplate such purchase of the Senior Notes as of December 4, 1999;

     - the recent historical market price and trading volume of the Series A Common Stock;

     - the results of solicitations of interest from and discussions with third parties regarding potential business combinations involving Presley;

     - that the proposed transactions would not require the consent or approval of the holders of the Senior Notes under the trust indenture governing the Senior Notes;

     - that due to Presley's current financial condition, the shift in operating strategy and reduction in wholly-owned projects as a percentage of total projects Presley will develop going forward, and the fact that most of the publicly-traded companies and companies that have recently been acquired with businesses comparable to that of Presley have or had different operating, financial and/or growth characteristics to those of Presley, certain traditional valuation methodologies have limited applicability in valuing Presley; and

     - management projections prepared by Presley's management and provided to Warburg Dillon Read that are otherwise not publicly available, other than as disclosed in this Schedule 14D-9.

     DISCOUNTED CASH FLOW ANALYSIS. Warburg Dillon Read performed a discounted cash flow analysis of Presley using projections provided by Presley's management, which were based upon Presley as a stand-alone entity ("Presley Stand-Alone") and the combination of the operations of Presley and certain assets and liabilities of William Lyon Homes and of certain partnerships referred to above ("Presley/WLH Combined") purchased and assumed in the transactions. In performing its discounted cash flow analysis, Warburg Dillon Read considered various assumptions and applied valuation parameters that it deemed appropriate to the Presley Stand-Alone projections and the Presley/WLH Combined projections. Utilizing both sets of projections and relevant assumptions, Warburg Dillon Read calculated the theoretical discounted present value for Presley Stand-Alone and Presley/WLH Combined as of December 31, 1999, by adding together:

     - the projected stream of future unlevered free cash flows through a forecast horizon, the fiscal years ending December 31, 2000 through December 31, 2003, discounted to the present; and

     - the projected value of the entity at the end of the fiscal year ending December 31, 2003 (the "Terminal Value") discounted to the present.

     The Discounted Cash Flow Analysis of Presley Stand-Alone, net of projected net debt as of December 31, 1999 of $116 million, results in an implied equity value at an approximate midpoint of the valuation range of $16.7 million, or $0.32 per share.

     The Discounted Cash Flow Analysis of Presley/WLH Combined, using the EBITDA multiple range of 5.0x to 6.0x, net of the projected net debt as of December 31, 1999 of $197 million, results in an implied equity value at the approximate midpoint of the valuation range of $74.4 million, or $1.43 per share, and using the net asset multiple range of 0.55x to 0.65x, results in an implied equity value at the approximate midpoint of the valuation range of $7.8 million, or $0.15 per share.

                       VALUATION METHODOLOGY AND SUMMARY

                   VALUATION METHODOLOGY                          TOTAL ENTERPRISE VALUE
                   ---------------------                          ----------------------
Discounted Cash Flow Analysis Presley.......................  $120 million to $140 million
Discounted Cash Flow Analysis Presley-William Lyon Homes
  Combined..................................................  $245 million to $300 million

     For Presley Stand-Alone, the Terminal Value was calculated based on a terminal net asset multiple range of 0.55x to 0.65x. The cash flow streams and the Terminal Values were then discounted to present values using a range of discount rates from 12% to 16%. For Presley/WLH Combined, the Terminal Value was calculated using two approaches: an EBITDA, as defined below, multiple range of 5.0x to 6.0x and a net asset multiple range 0.55x to 0.65x. The cash flow streams and the Terminal Values were then discounted to present values using a range of discount rates from 10% to 14% and 12% to 16%, respectively.

     For Presley Stand-Alone, Warburg Dillon Read arrived at an implied total enterprise value of approximately $120 million to $140 million, which, net of the projected net debt as of December 31, 1999 of $116 million, resulted in an implied equity value at an approximate midpoint of the valuation range of $16.7 million, or $0.32 per share. For Presley/WLH Combined, Warburg Dillon Read arrived at implied equity values based on the two approaches described above:

     - using the EBITDA multiple range of 5.0x to 6.0x to calculate the Terminal Value, a total enterprise value range of approximately $245 million to $300 million was calculated which, net of the projected net debt as of December 31, 1999 of $197 million, resulted in an implied equity value at the approximate midpoint of the valuation range of $74.4 million, or $1.43 per share, and

     - using the net asset multiple range of 0.55x to 0.65x to calculate the Terminal Value, an implied equity value was calculated at the approximate midpoint of the valuation range of $7.8 million or $0.15 per share.

     Warburg Dillon Read analyzed a range of possible outcomes for the holders of Series A Common Stock of Presley, other than the Contractually Non-Tendering Holders, after giving effect to:

     - the Transactions;

     - the range of possible levels of participation in the tender offer;

     - the effect of the pro ration provisions of the tender offer, if any; and

     - the range of values per share calculated for Presley/WLH Combined.

     In the event that:

     - a holder of Series A Common Stock declines to participate in the tender offer, such holder will receive for each share of Series A Common Stock held 0.2 shares in Merger Sub common stock, which range in value from $0.15 to $1.43 per share of Series A Common Stock based on the midpoint of the two valuation approaches described above;

     - a holder tenders all of his shares, and all shares are accepted with no pro ration, the value per share of Series A Common Stock received will be $0.655 per share; and

     - all holders of the Series A Common Stock (other than the Contractually Non-Tendering Holders) tender their shares, resulting in a pro ration of approximately 42% of shares eligible for tender being accepted in the tender offer, the value per share of Series A Common Stock received will range in value from $0.36 to $1.10 in a mixture of cash and stock based on the midpoint of the two valuation approaches described above.

     ANALYSIS OF SELECTED PUBLICLY TRADED COMPARABLE COMPANIES. Using publicly available information, Warburg Dillon Read compared selected financial data of Presley with similar data of selected companies, the securities of which are publicly traded and which are engaged in businesses that Warburg Dillon Read believed to be generally comparable in certain respects to those of Presley (the "Comparables"). The following table summarizes the market value of the equity of the comparable public homebuilding companies:

                                                               MARKET VALUE
               PUBLIC HOMEBUILDING COMPANIES                  OF EQUITY(1)(2)
               -----------------------------                  ---------------
Capital Pacific Holdings....................................      $ 43.6
Dominion Homes..............................................        44.3
Engle Homes.................................................       112.7
Hovnanian Enterprises.......................................       179.3
M/I Schottenstein Homes.....................................       165.1
Meritage Corporation........................................        72.4
Newmark Homes Corporation...................................        80.5
Schuler Homes...............................................       137.8
Washington Homes............................................        52.1
Zaring National Corporation.................................        31.6
                                                                  ------
High........................................................       179.3
Low.........................................................        31.6
Average.....................................................        91.9
Median......................................................        76.4
                                                                  ------
Presley.....................................................      $ 48.9

---------------
(1) Based on stock prices as of September 13, 1999.

(2) Includes unconsolidated joint ventures.

     Warburg Dillon Read determined the total equity value, defined as shares outstanding multiplied by the share price as of September 13, 1999, and derived an unlevered value, defined as total equity value plus the book value of debt, preferred stock and minority interest less cash and cash equivalents, for each of the comparable companies. Warburg Dillon Read calculated a range of such total equity value as a multiple of latest twelve months net income and book value and projected net income, on a per share basis, for the year ended December 31, 1999 and 2000, using mean earnings estimates for calendar year 1999 and 2000 as reported by Institutional Brokers Estimate System. Warburg Dillon Read also calculated a range of such unlevered value as a multiple of last twelve months sales, earnings before interest, taxes, depreciation and amortization ("EBITDA"), earnings before interest and taxes ("EBIT") and net assets.

     Total equity value as a multiple of last twelve months net income averaged 6.5x and total equity value as a multiple of projected net income for calendar years ended December 31, 1999 and 2000 averaged 5.3x and 4.3x, respectively. Total equity value as a multiple of book value averaged 0.8x. Unlevered values as a multiple of last twelve months sales, EBITDA, EBIT and net assets were also calculated. For the Comparables, unlevered value as a multiple of last twelve months sales averaged 0.6x; unlevered value as a multiple of last twelve months EBITDA averaged 6.0x; unlevered value as a multiple of last twelve months EBIT averaged 6.5x; and unlevered value as a multiple of net assets averaged 0.9x. Warburg Dillon Read noted that, based on current trading data, total equity value for Presley as a multiple of last twelve months net income, projected net income for the calendar years ending December 31, 1999 and December 31, 2000, were 2.1x, 2.0x and 2.7x, respectively. Unlevered value for Presley represented 0.5x last twelve months sales, 3.2x last twelve months EBITDA, 3.3x last twelve months EBIT and 1.1x net assets. However, due to Presley's current financial condition, recent trading price range and volume, and Presley's shift in its operating strategy to finance certain of its projects by forming joint ventures with venture partners that would provide a substantial amount of the capital necessary to develop these projects, traditional valuation methodologies based on publicly traded comparable companies are of limited applicability in valuing Presley.

     ANALYSIS OF SELECTED COMPARABLE ACQUISITIONS. Using publicly available information, Warburg Dillon Read compared selected financial data of Presley with similar data of numerous companies and/or businesses that have been involved in acquisitions in the past six years engaged in businesses that Warburg Dillon Read believed to be relevant or comparable in certain respects to that of Presley. However, due to Presley's current financial condition, recent trading price range and volume, and Presley's shift in its operating strategy to finance certain of its projects by forming joint ventures with venture partners that would provide a substantial amount of the capital necessary to develop these projects, traditional valuation methodologies based on comparable acquisitions are of limited applicability in valuing Presley.

     No company, transaction or business used in the analyses described under "Analysis of Selected Publicly Traded Comparable Companies" and "Analysis of Selected Comparable Acquisitions" is identical to Presley or the Transactions. Accordingly, an analysis of the results thereof necessarily involves complex considerations and judgments concerning the differences in financial and operating characteristics and other factors that could affect the transaction or the public trading price or other values of the company or companies or businesses to which they are being compared. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using selected publicly traded comparable company or selected comparable acquisition data.

     FAIRNESS OPINION PROCESS. The preparation of a fairness opinion is a complex process not susceptible to partial analysis or summary description. Warburg Dillon Read believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the process underlying the analysis set forth in its opinion.

     In performing its analyses, Warburg Dillon Read made numerous assumptions with respect to industry performance, general business, financial, market and economic and other matters, many of which are beyond the control of Presley. The analyses Warburg Dillon Read performed are not necessarily indicative of actual values or actual future values, which may be significantly more or less favorable than those suggested by such analyses. Such analyses were prepared solely as part of Warburg Dillon Read's analysis of the fairness, from a financial point of view, of the Transaction Consideration to be received by the holders of Series A Common Stock, other than the Contractually Non-Tendering Holders, after giving effect to the Transactions. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future.

     FEES PAYABLE TO WARBURG DILLON READ. Pursuant to an engagement letter dated May 5, 1998, as amended, Warburg Dillon Read will be paid:

     - fees totaling $850,000 as of September 16, 1999; and

     - fees totaling $1,900,000 upon consummation of the Transactions.

     Presley has also agreed to reimburse Warburg Dillon Read for certain out-of-pocket expenses and, under certain circumstances, to indemnify Warburg Dillon Read and certain related persons against certain liabilities, including liabilities under federal securities laws, relating to or arising out of its engagement.

     Warburg Dillon Read is an internationally recognized investment banking firm that provides financial services in connection with a wide range of business transactions. As part of its business, Warburg Dillon Read:

     - regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other purposes; and

     - in the ordinary course of business, may actively trade securities of Presley for its own account or for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

     Warburg Dillon Read and its affiliates, including UBS AG, may have other business relationships with Presley, William Lyon Homes and their affiliates. The Special Committee of the Board of Directors of Presley retained Warburg Dillon Read based on Warburg Dillon Read's familiarity with Presley as well as its substantial experience in acting as financial advisor in connection with extraordinary business transactions.

OPINION OF HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

     The Special Committee of the Board of Directors of Presley retained Houlihan Lokey Howard & Zukin Financial Advisors, Inc. pursuant to an engagement letter dated January 21, 1999, to render a fairness opinion, from a financial point of view to Presley and Presley Homes, of the consideration to be paid and obligations to be incurred by them in connection with the Acquisition. The fairness opinion of Houlihan Lokey was obtained by the Special Committee to satisfy a covenant in the Trust Indenture, dated as of June 29, 1994 with respect to the Senior Notes of Presley.

     Houlihan Lokey is a nationally recognized investment banking firm, and was selected by the Special Committee based on Houlihan Lokey's reputation and experience in investment banking in general and its recognized expertise in the valuation of assets and businesses related to the real estate industry.

     On September 16, 1999, at a meeting of the Special Committee, Houlihan Lokey delivered to the Special Committee its written opinion, attached hereto as
Exhibit 12, that the consideration to be paid, including the assumption of substantially all of the liabilities of William Lyon Homes, pursuant to the asset purchase is fair to Presley and Presley Homes from a financial point of view.

     The opinion of Houlihan Lokey does not address Presley's underlying business decision to effect the Acquisition. Houlihan Lokey has not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of Presley. Furthermore, at the request of the Special Committee of Presley, Houlihan Lokey has not negotiated the Acquisition contemplated by the Purchase Agreement or advised the Special Committee with respect to alternatives to it.

     Houlihan Lokey considered the following background factors and sequence of events in preparing the fairness opinion. Houlihan Lokey did not specifically weigh each factor considered, and some factors did not impact its determination of fairness of the consideration to be paid pursuant to the Purchase Agreement. Although Houlihan Lokey ultimately based its opinion on the economic analysis of the assets purchased and liabilities assumed from William Lyon Homes, it did, however, consider the following general background factors:

     - the declining real estate markets began to affect Presley's home building markets in California during 1989 and continued on and off since that time;

     - as a result of substantial declines in the value of certain of Presley's real estate assets since 1992, Presley was required to write down the book value of these real estate assets as of December 31, 1997;

     - the write-down of these real estate assets caused Presley to violate a consolidated tangible net worth covenant in its Trust Indenture pursuant to which the Senior Notes were issued;

     - this violation of the consolidated tangible net worth covenant required Presley to offer to purchase $20 million of Senior Notes every six months until the violation is cured, which cure has not occurred to date;

     - during late 1997 and early 1998 Presley informally solicited buyers and met with several prospects with no success;

     - on May 5, 1998, Presley announced that it had engaged Warburg Dillon Read to explore various strategic alternatives including the refinancing/restructuring of its outstanding debt obligations or the sale of certain, or substantially all, of its assets;

     - in conjunction with the engagement of Warburg Dillon Read, as Presley's financial advisor, a Special Committee comprised of Presley's independent directors was formed to evaluate strategic alternatives; and

     - Presley's actions were a direct result of the severe economic conditions encountered during the past several years, together with Presley's highly leveraged capital structure.

     In connection with its fairness opinion, Houlihan Lokey made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, Houlihan Lokey:

     - reviewed Presley's annual report on Form 10-K for the fiscal years ended December 31, 1998 and quarterly report on Form 10-Q for the quarter ended June 30, 1999;

     - reviewed the Trust Indenture governing Presley's Senior Notes;

     - reviewed a preliminary draft of the Proxy Statement/Prospectus;

     - met with the senior management of Presley and William Lyon Homes to discuss the Acquisition, the operations, financial condition, future prospects and performance of Presley and William Lyon Homes;

     - reviewed the letter of intent, dated May 3, 1999, between Presley and William Lyon Homes, as amended on July 15, 1999;

     - reviewed the Purchase Agreement;

     - reviewed the specific project status and business plans for William Lyon Homes' assets with the management of William Lyon Homes;

     - reviewed William Lyon Homes' audited financial statements for the two years ended December 31, 1998 and December 31, 1997, respectively;

     - reviewed William Lyon Homes' forecasted business plan for the three years ended December 31, 2001;

     - reviewed the February 17, 1999 property information binders prepared by the management of William Lyon Homes, which includes property descriptions, historical and projected sales, pricing and absorption figures for each of William Lyon Homes' projects;

     - reviewed the William Lyon Homes materials summarizing current operations, organizational structure, the management team and historical overview of William Lyon Homes;

     - reviewed representative market data and economic analysis for the Orange County markets as provided by William Lyon Homes and other third party market research organizations;

     - reviewed the individual cash flow projections for each of the William Lyon Homes projects and the resulting net present value calculations prepared by Presley;

     - reviewed the appraisal reports of William Lyon Homes' real estate assets prepared by a nationally-recognized real estate appraisal firm;

     - reviewed publicly available information on companies deemed comparable to William Lyon Homes; and

     - conducted such other analyses, studies and investigations as it deemed appropriate under the circumstances for rendering its opinion.

Except as expressly set forth above, Houlihan Lokey was not provided with, and did not review, any documentation, preliminary or otherwise, regarding the valuation of the individual assets of William Lyon Homes.

     Houlihan Lokey did not independently verify the accuracy and completeness of the information supplied to it with respect to Presley, Presley Homes or William Lyon Homes and did not assume any responsibility with respect to it. Houlihan Lokey did not make any physical inspection or independent appraisal of any of the properties or assets of Presley, Presley Homes or William Lyon Homes. The Houlihan Lokey opinion is necessarily based on business, economic, market and other conditions as they existed and could be evaluated by Houlihan Lokey at the date of the opinion.

     The Houlihan Lokey opinion was prepared for the information of the Special Committee in connection with its evaluation of the Acquisition and did not constitute a recommendation to Presley, Presley Homes or any holder of shares of the Common Stock of Presley as to whether to enter into the Purchase Agreement or to take other action in connection with the Acquisition. A copy of the opinion will be delivered, by Presley, to the Indenture Trustee in accordance with the requirements of the Trust Indenture, dated as of June 29, 1994, with respect to the Senior Notes. The opinion speaks only as of its date and Houlihan Lokey is under no obligation, and did not undertake any obligation, to update the opinion at any time after the date thereof.

     Houlihan Lokey cautioned that Presley, Presley Homes and William Lyon Homes, like other companies and any business entities analyzed by Houlihan Lokey or which are otherwise involved in any manner in connection with this opinion, could be materially affected by complications that may occur, or may be anticipated to occur, in computer-related applications as a result of the year change from 1999 to 2000, known as the Year 2000 problem. In accordance with long-standing practice and procedure, Houlihan Lokey's services are not designed to detect the likelihood and extent of the effect of the Year 2000 problem, directly or indirectly, on the financial condition and/or operations of a business. Further, Houlihan Lokey has no responsibility with regard to the efforts of Presley, Presley Homes and William Lyon Homes to make their systems or any other systems, including its vendors and service providers, Year 2000 compliant on a timely basis. Accordingly, Houlihan Lokey shall not be responsible for any effect of the Year 2000 problem on the matters set forth in the opinion.

Company-Specific Valuation Considerations

     According to Houlihan Lokey, analyzing company-specific factors serves as a basis for the comparison of the subject company to other industry participants as to which homebuilding firms are best positioned. Factors examined include demographics, product demand, quality of management, and diversity of operations. The best-positioned firms should exceed industry norms in both good times and bad, while the worst positioned firms will experience sub-par performance. Houlihan Lokey considered the following company-specific valuation considerations:

Demographics

     - The age and income levels of residents in the builder's region are the most significant factors to consider in analyzing a homebuilder.

     - A builder concentrating on locations whose population growth is supported by strong employment and solid regional economies, regardless of overall industry conditions, is best situated.

     - According to most industry analysts, Orange County is one of the strongest markets in terms of employment, population growth, and affluence in the country.

     - Favorable demographics could lead to much more competition.

Houlihan Lokey concluded that with its niche market presence in Orange County and selected areas of Northern California, William Lyon Homes commands favorable market demographics.

Product Demand

     - The type of house sold by homebuilders is important to analyze.

     - Different home types, for example, starter, trade-ups and luxury homes, may meet various market receptions based on population trends, economic trends, and the recent history of home prices.

Houlihan Lokey concluded that William Lyon Homes' current product is primarily starter homes. Given the markets on which William Lyon Homes is focused, the product is satisfactory.

Quality of Management

     - A strong management team can often keep its company at the top of the homebuilding universe.

     - Given the cyclical business of the homebuilding industry, a strong management team is required to stay on top of both boom and bust markets.

Houlihan Lokey concluded that William Lyon Homes' management team has depth and experience. As a result, after the pending acquisition of William Lyon Homes by Presley Homes is consummated, the William Lyon Homes management team is expected to exert significant influence over Presley.

Diversity of Operations

     - Homebuilders can take various steps to limit their earnings cyclicality.

     - Well-run supplemental operations such as mortgage capability provide greater stability in earnings through tough industry times.

Houlihan Lokey concluded that William Lyon Homes has no diversity in its homebuilding operations.

Access to Capital

     - Homebuilding is a very capital-intensive business. The ability to raise equity and debt capital is critical to financing construction of new products and the continuation of the land acquisition process.

Houlihan Lokey concluded that William Lyon Homes has raised approximately $430 million in debt and $145 million in equity for the six years ended December 31, 1998. William Lyon Homes is well positioned to capitalize on existing financial relationships to continue to fund its development and growth requirements.

Acquisition and Entitlement Process

     - The ability to target and acquire new projects is a significant challenge to homebuilders. Much of a homebuilder's profit is made on the buy and created through the entitlement process.

Houlihan Lokey concluded that William Lyon Homes has demonstrated an ability to acquire and entitle well-located parcels of land. Although William Lyon Homes does not have a large "land bank," there are numerous projects in the acquisition pipeline. Given William Lyon Homes' track record, reputation, landowner relationships, management expertise and capital sources, William Lyon Homes is well positioned to continue to grow through acquiring and entitling land.

Valuation Methodology

     Houlihan Lokey utilized several valuation methodologies in its analysis of the fairness of the consideration to be paid by Presley and Presley Homes for William Lyon Homes. These approaches are summarized below.

     Appraisal Net Asset Value. In using the "Appraisal Net Asset Value" approach, Houlihan Lokey relied on the project appraisals prepared by CB Richard Ellis, Inc., as of December 31, 1998, and on an "as-is" basis, for the William Lyon Homes properties. The aggregate appraisal values as of December 31, 1998 and "as-is" of $124,462,000 and $148,900,000, respectively, were based on the CB Richard Ellis appraisals. In arriving at its control market value of equity under this approach, Houlihan Lokey adjusted the aggregate appraisal values upward for cash, other assets and deposits on future projects and downward for accounts payable, accrued liabilities, notes payable, minority interests and lender participation and applied a 20% control premium. CB Richard Ellis was engaged by a financial institution in connection with a possible replacement of Presley's working capital facility. Presley subsequently determined to not replace its existing working capital facility at such time. In connection therewith, Presley sought permission to use the appraisals for purposes of satisfying a specific condition in the Trust Indenture governing its senior notes. While Houlihan Lokey relied upon, without formally reviewing, the CB Richard Ellis appraisals in connection with rendering its opinion, the individual appraisals were not separately presented to the Special Committee. The Special Committee did note that such appraisals must be provided to the Trustee pursuant to the Trust Indenture and that Houlihan Lokey relied upon the appraisals in connection with rendering its fairness opinion. Appraisals were completed on substantially all of the properties of William Lyon Homes, including all the properties to be acquired by Presley. The properties to be acquired are real estate homebuilding projects located in California.

     Project Level Discounted Cash Flow. In using the "Project Level Discounted Cash Flow" approach, Houlihan Lokey discounted the individual project cash flows, prepared by William Lyon Homes, at rates ranging from 19% to 27% to consider the risk of the various properties and the time value of money to arrive at a total portfolio value of $155,334,000. In arriving at its control market value of equity under this approach,

Houlihan Lokey adjusted the total portfolio value upward for cash, other assets and deposits on future projects and downward for accounts payable, accrued liabilities, notes payable, minority interests and lender participation and applied a 20% control premium.

     Market Comparable. In using the "Market Comparable" approach, Houlihan Lokey applied market based multiples of comparable public companies to representative projected earnings levels of William Lyon Homes and applied a 10% control premium to arrive at its control market value of equity range.

     Enterprise Discounted Cash Flow. In using the "Enterprise Discounted Cash Flow" approach, Houlihan Lokey, discounted the projected earnings of William Lyon Homes at rates ranging from 14% to 15% to consider the risk of the cash flows and the time value of money to arrive at a range of enterprise values between $113,677,000 and $134,853,000. In arriving at its control market value of equity range under this approach, Houlihan Lokey adjusted the range of enterprise values downward for debt and applied a 20% control premium.

                      WILLIAM LYON HOMES VALUATION SUMMARY

                                                                  CONTROL MARKET
                   VALUATION METHODOLOGY                         VALUE OF EQUITY
                   ---------------------                      ----------------------
                                                              (DOLLARS IN THOUSANDS)
Appraisal Net Asset Value Approach
  - as of December 31, 1998.................................        $50,990
  - "As-Is".................................................        $53,146
Project Level Discounted Cash Flow Approach as of June 30,
  1999......................................................        $47,248
Market Comparable Approach (Current)........................   $56,350 to $68,872
Enterprise Discounted Cash Flow Approach....................   $44,158 to $67,453
                                                                ------------------
Concluded Control Market Value of Equity....................   $51,900 to $56,900

     Houlihan Lokey has relied upon and assumed, without independent verification, that the financial forecasts and projections contained in the following section and provided to Houlihan Lokey have been reasonably prepared and reflects the best currently available estimates of the future financial results and condition of Presley, Presley Homes and William Lyon Homes, and that there has been no material change in the assets, financial condition, business or prospects of Presley, Presley Homes or William Lyon Homes since the date of the most recent financial statements made available to us.

     Houlihan Lokey concluded that the "Control Market Value of Equity" for William Lyon Homes was approximately $51,900,000 to $56,900,000. On this basis, Houlihan Lokey concluded that the consideration of $48,000,000 for the acquisition of substantially all of the assets of William Lyon Homes, together with the assumption of substantially all of the liabilities of William Lyon Homes, is fair from a financial point of view.

     The foregoing discussion of the information and factors considered and given weight by the Special Committee is not intended to be exhaustive. In view of the wide variety of factors considered in connection with its evaluation of the tender offer and the transactions, the Special Committee did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determinations. In addition, individual members of the Special Committee may have given different weights to different factors.

                       FINANCIAL FORECASTS AND PROJECTION

     Presley does not, as a matter of course, publicly disclose internal budgets, plans, estimates, forecasts or projections as to future revenues, earnings or other financial information. The forecasts and projection summarized below were not prepared with a view to public disclosure or compliance with the published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants regarding forecasts and projections. The internal operating forecasts and projections are, in general, prepared solely for internal use and are subjective in many respects and thus susceptible to various interpretations and periodic revision based on actual experience and business developments. The forecasted and projected financial data set forth below reflects information which was contained in the forecasts and projection prepared by management of Presley and William Lyon Homes which were provided to and utilized by Warburg Dillon Read and Houlihan Lokey and only for that reason are they being included in this Schedule 14D-9. The forecasts and projection were based upon a variety of estimates and assumptions. The estimates and assumptions underlying the forecasts and projection involved judgments with respect to, among other things, future economic, competitive, and financial market conditions and future business decisions which may not be realized and are inherently subject to significant business, economic and competitive uncertainties, all of which are difficult to predict and many of which are beyond the control of Presley and William Lyon Homes. While Presley and William Lyon Homes believe that these estimates and assumptions are reasonable, there can be no assurance that the forecasts and projection will be accurate, and actual results may vary materially from those shown. Neither the independent auditors of Presley and William Lyon Homes, nor any other independent accountants, have examined or compiled the forecasts or projections and accordingly do not provide any form of assurance with respect to such forecasts or projections. In light of the uncertainties inherent in forward looking information of any kind, the inclusion of the forecasts and projection herein should not be regarded as a representation by Presley, William Lyon Homes or any other person that the anticipated results will be achieved or that the forecasts or projections are a reliable prediction of future events and investors are cautioned not to place undue reliance on such information.

     Presley and William Lyon Homes do not intend to update or otherwise revise the information set forth below to reflect circumstances existing after the date of the most recent information herein, or to reflect the occurrence of unanticipated events. The information set forth below should be read together with the information contained in Presley's Annual Report on Form 10-K/A for the year ended December 31, 1998 and the other information included in this Schedule 14D-9 and other reports filed by Presley pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

     Warburg Dillon Read was provided a forecast of Presley on a stand-alone basis. This forecast, discloses among other things, the following:

                         FORECASTED STAND-ALONE PRESLEY

                                                                     YEAR ENDED DECEMBER 31,
                                                    ---------------------------------------------------------
                                                      1999        2000        2001        2002        2003
                                                    ---------   ---------   ---------   ---------   ---------
                                                      (IN MILLIONS, EXCEPT HOMES CLOSED AND PER SHARE DATA)
Total homes closed...............................     2,107       2,095       2,629       2,330       2,230
Sales............................................    $337.4      $256.1      $230.9      $188.9      $166.1
Gross profit.....................................    $ 54.1      $ 35.5      $ 33.1      $ 27.0      $ 24.0
Net income.......................................    $ 24.8      $ 18.2      $ 25.9      $ 19.9      $ 19.9
Earnings per share(1)............................    $ 2.38      $ 1.74      $ 2.48      $ 1.91      $ 1.91
Total assets.....................................    $199.7      $179.6      $171.5      $170.7      $169.9

     Warburg Dillon Read was also provided a projection of Presley and William Lyon Homes on a combined basis, including the effect of the acquisition of William Lyon Homes by Presley. This projection discloses, among other things, the following:

               PROJECTED COMBINED PRESLEY AND WILLIAM LYON HOMES

                                                                     YEAR ENDED DECEMBER 31,
                                                    ---------------------------------------------------------
                                                      1999        2000        2001        2002        2003
                                                    ---------   ---------   ---------   ---------   ---------
                                                      (IN MILLIONS, EXCEPT HOMES CLOSED AND PER SHARE DATA)
Total homes closed...............................     2,625       3,311       3,265       3,440       3,340
Sales............................................    $412.9      $406.4      $349.4      $299.1      $226.4
Gross profit.....................................    $ 59.0      $ 52.1      $ 51.0      $ 43.2      $ 32.8
Net income.......................................    $ 28.4      $ 30.2      $ 32.4      $ 35.6      $ 33.7
Earnings per share(1)............................    $ 2.72      $ 2.89      $ 3.10      $ 3.41      $ 3.23
Total assets.....................................    $288.2      $290.6      $264.7      $253.5      $250.7

     Warburg Dillon Read was also provided an updated projection dated October 4, 1999 of Presley and William Lyon Homes on a combined basis, including the effect of the acquisition of William Lyon Homes by Presley. This updated projection discloses, among other things, the following:

           UPDATED PROJECTED COMBINED PRESLEY AND WILLIAM LYON HOMES

                                                                     YEAR ENDED DECEMBER 31,
                                                    ---------------------------------------------------------
                                                      1999        2000        2001        2002        2003
                                                    ---------   ---------   ---------   ---------   ---------
                                                      (IN MILLIONS, EXCEPT HOMES CLOSED AND PER SHARE DATA)
Total homes closed...............................     2,585       3,301       3,566       3,527       3,600
Sales............................................    $417.8      $456.4      $352.7      $281.4      $256.7
Gross profit.....................................    $ 63.4      $ 64.2      $ 48.3      $ 40.9      $ 37.4
Net income.......................................    $ 34.4      $ 32.5      $ 34.4      $ 36.8      $ 34.6
Earnings per share(1)............................    $ 3.30      $ 3.11      $ 3.30      $ 3.53      $ 3.31
Total assets.....................................    $265.3      $248.2      $243.3      $271.5      $291.3

------------------------------
(1) Reflects the merger of Presley with and into its wholly-owned subsidiary, Merger Sub, including one-for-five common stock exchange as if it occurred at the beginning of the periods presented.

     Houlihan Lokey was provided a forecast of William Lyon Homes on a stand-alone basis, as if it were continuing as an independent entity, excluding any effect of the proposed asset purchase by Presley. The forecast discloses, among other things, the following:

                   FORECASTED STAND-ALONE WILLIAM LYON HOMES

                                                                 YEAR ENDED DECEMBER 31,
                                                           -----------------------------------
                                                             1999         2000         2001
                                                           ---------    ---------    ---------
                                                           (IN MILLIONS, EXCEPT HOMES CLOSED)
Total homes closed.....................................        835        1,263        1,497
Sales..................................................     $234.2       $394.1       $427.6
Gross profit...........................................       41.2         68.0         66.6
Net income.............................................       17.2         25.0         19.2

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Presley has retained Warburg Dillon Read as its financial advisor and to provide a written opinion that the Transaction Consideration, as defined, to be received by the holders of Series A Common Stock (other than the Contractually Non-Tendering Holders), after giving effect to the Transactions, is fair to the holders of Series A Common Stock (other than the Contractually Non-Tendering Holders) from a financial point of view, a copy of which is attached hereto as
Exhibit 11. Pursuant to an engagement letter dated May 5, 1998, as amended, Warburg Dillon Read will be paid:

     - fees totaling $850,000 as of September 16, 1999; and

     - fees totaling $1,900,000 upon consummation of the Transactions.

     Presley has also agreed to reimburse Warburg Dillon Read for certain out-of-pocket expenses and, under certain circumstances, to indemnify Warburg Dillon Read and certain related persons against certain liabilities, including liabilities under federal securities laws, relating to or arising out of its engagement. Presley has also agreed to indemnify Warburg Dillon Read against certain liabilities, including legal fees and the intangible value of its employees' time, incurred by Warburg Dillon Read in connection with its engagement by Presley. Warburg Dillon Read has the right, in the ordinary course of its business, to trade the securities of Presley for its own account and for the account of its customers, and it may at any time hold a long or short position in such securities.

     The Special Committee has retained Houlihan Lokey to assist it in connection with the Acquisition and the other transactions contemplated by the Purchase Agreement, and to the solvency of the company surviving the Merger after the consummation of the transactions contemplated by the Purchase Agreement. Pursuant thereto, Houlihan Lokey has agreed to provide written opinions as to the fairness of the consideration to be paid by Presley and Presley Homes in connection with the Acquisition, a copy of which is attached hereto as Exhibit 12, and as to the solvency of Presley surviving the Merger, a copy of which opinion is to be delivered prior to the closing of the transactions contemplated by the Purchase Agreement. Pursuant to the terms of Houlihan Lokey's engagement, Presley has paid Houlihan Lokey fees of $150,000 for its services in connection with the engagement letter, plus reasonable out-of-pocket expenses incurred by Houlihan Lokey in connection therewith, including reasonable fees and expenses of its legal counsel not to exceed $2,500 except upon prior written approval by Presley which shall not be unreasonably withheld or delayed. The quoted fee above was offered on the condition that the accompanying engagement letter pertaining to Houlihan Lokey's retention to provide a solvency opinion to Presley is executed contemporaneously with the engagement letter. Partial payment to Houlihan Lokey was made in the amount of $50,000 upon signing of the engagement letter. The remainder of $100,000 became due and payable upon Houlihan Lokey's delivery of the opinion as of September 16, 1999, which fees have been paid. No portion of the fee is contingent upon the consummation of the asset purchase or the conclusions reached in the opinion.

     Except as set forth above, neither Presley nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to stockholders with respect to the Offer or the Transactions.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Except pursuant to the transactions contemplated by the Offer and the Purchase Agreement, no transactions in the Series A Common Stock have been effected during the past 60 days by Presley or, to the best of Presley's knowledge, by any executive officer, director, affiliate or subsidiary of Presley other than:

     - On August 13, 1999, William Lyon and William Harwell Lyon 1987 Trust, on behalf of its beneficiary William H. Lyon, sold 2,500,000 and 500,000 shares, respectively, of the Series A Common Stock for a cash price of $0.65 per share.

     (b) Pursuant to the Series B Purchase Agreements with William Lyon Homes, each of GS Credit Partners, L.P., ING (U.S.) Capital, L.L.C. and The Chase Manhattan Bank, as Trustee for First Plaza Group Trust, have agreed not to tender any of the shares in the Offer. To the knowledge of Presley, none of its executive officers, directors, or other affiliates currently intend to tender shares of Presley's Common Stock beneficially owned by them pursuant to the Offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as described in this Schedule 14D-9, to the knowledge of Presley no negotiation is being undertaken or is underway by Presley in response to the Offer or the Purchase Agreement which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving Presley or any subsidiary of Presley; (ii) a purchase, sale or transfer of a material amount of assets by Presley or any subsidiary of Presley; (iii) a tender offer for or other acquisition of securities by or of Presley; or (iv) any material change in the present capitalization or dividend policy of Presley.

     (b) Except as described in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer or the Purchase Agreement which relate to or would result in one or more of the matters referred to in clauses (i) through (iv) of paragraph (a) of this item 7.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

                         CAUTIONARY STATEMENT REGARDING
                           FORWARD-LOOKING STATEMENTS

     This Schedule 14D-9 contains certain forward-looking statements with respect to the financial condition, results of operations and business of each of Presley, Merger Sub and William Lyon Homes. These statements may be made directly in this document or may be "incorporated by reference" from other documents filed with the SEC and may include statements for the period following the completion of the Merger. Many of these statements can be found by looking for such words as "believes," "expects," "anticipates," "estimates," "contemplates" or similar expressions in this Schedule 14D-9 or as otherwise incorporated herein.

     These forward-looking statements are subject to numerous assumptions, risks and uncertainties. Factors that may cause actual results to differ from those contemplated by the forward-looking statements, include, among others, the following possibilities:

     - Competitive pressures in the real estate industry may increase significantly.

     - Changes in interest rates could reduce demand for new homes, reduce revenues or increase the amount Presley pays in interest.

     - General economic or business conditions, both local and national, may be less favorable than expected, resulting in, among other things, lower demand for new homes and reduced revenues.

     - Adverse weather conditions could cause delays in the completion of new homes.

     - Labor shortages could cause delays in the completion of new homes.

     - Changes in tax laws or the occurrence of an ownership change could limit the tax benefits associated with Presley's current tax net operating loss carryforwards.

     - The prices Presley pays for homebuilding materials could change.

     - Landslides, soil subsidence, earthquakes and other events that are not insurable, economically insurable or subject to effective indemnification arrangements could occur.

     - Changes in governmental laws and regulations may increase expenses, limit the number of homes that Presley can build or delay completion of projects.

     - Presley may not be able to refinance its outstanding senior notes and working capital facilities when they mature.

     - The asset purchase from William Lyon Homes may not be completed.

     - The tender offer by William Lyon and his son may not be completed.

     - Land for future growth may become more costly or unavailable.

     - The possibility of construction defect, soil subsidence or other building related litigation may adversely affect the business.

     - Presley's ability to obtain entitlements.

     - Presley's access to additional capital.

     - A lack of liquidity in Presley's common stock.

     - The IRS may challenge the amount of Presley's NOLs.

     Because these statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by forward-looking statements. Stockholders are cautioned not to place undue reliance on these statements, which speak only as of the date of this Schedule 14D-9, or in the case of documents incorporated by reference, the date of the document.

     All subsequent written and oral forward-looking statements attributable to Presley or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained and referred to in this section. Presley does not undertake to release publicly any revisions to the forward-looking statements to reflect events or circumstances after the date of this Schedule 14D-9 or to reflect the occurrence of unanticipated events.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     The following exhibits are filed herewith:

Exhibit 1 Offer to Purchase, dated October 7, 1999, incorporated by reference to the Schedule 14D-1.*

Exhibit 2 Letter of Transmittal, dated October 7, 1999, incorporated by reference to the Schedule 14D-1.*

Exhibit 3    Letter to Stockholders of The Presley Companies, dated
             October 7, 1999.*

Exhibit 4    Press Release, dated October 7, 1999, issued by Presley.

Exhibit 5    Purchase Agreement and Escrow Instructions (the Purchase
             Agreement), dated as of October 7, 1999, by and among William Lyon Homes, the Lyons, Presley and Presley Homes, incorporated by reference to the Schedule 14D-1.

Exhibit 6    Stock Purchase and Sale Agreements, entered into as of July
             6, 1999, between William Lyon Homes and three of the holders of Series B Common Stock of Presley, incorporated by reference to the Schedule 14D-1.

Exhibit 7 Confidentiality Agreement, dated as of November 17, 1998, entered into by and between William Lyon Homes and Presley, incorporated by reference to the Schedule 14D-1.

Exhibit 8 Form of Severance Agreement, effective September 24, 1998, between Presley and certain of its key management personnel.

Exhibit 9    Fifth Amended and Restated Loan Agreement, dated as of July
             16, 1998, incorporated by reference to Presley's Quarterly
             Report on Form 10-Q for the quarterly period ended June 30, 1998.

Exhibit      Form of Indemnification Agreement, entered into between
  10         Presley and each of its directors and executive officers,
             and each of the directors and officers of its subsidiaries, incorporated by reference to Presley's Registration
             Statement on Form S-1, and amendments thereto (Registration
             No. 33-42161).

Exhibit      Opinion of Warburg Dillon Read LLC, dated September 16,
  11         1999.*

Exhibit      Opinion of Houlihan Lokey Howard & Zukin Financial Advisors,
  12         Inc. dated September 16, 1999.*

Exhibit      1998 Incentive Compensation Plan, incorporated by reference
  13         to Presley's Annual Report on Form 10-K for the year ended
             December 31, 1998.

Exhibit      1991 Stock Option Plan, as amended, incorporated by
  14         reference to Presley's Proxy Statement for Annual Meeting of
             Stockholders held on May 20, 1994.

---------------
* Included in copies mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          THE PRESLEY COMPANIES

                                          By: /s/ WADE H. CABLE
                                            ------------------------------------
                                            Name: Wade H. Cable
                                            Title: President and Chief Executive
                                              Officer

Dated: October 7, 1999

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
   1       Offer to Purchase, dated October 7, 1999, incorporated by
           reference to the Schedule 14D-1.*
   2       Letter of Transmittal, dated October 7, 1999, incorporated by reference to the Schedule 14D-1.*
   3       Letter to Stockholders of The Presley Companies, dated
           October 7, 1999.*
   4       Press Release, dated October 7, 1999, issued by Presley.
   5       Purchase Agreement and Escrow Instructions (the Purchase
           Agreement), dated as of October 7, 1999, by and among
           William Lyon Homes, the Lyons, Presley and Presley Homes,
           incorporated by reference to the Schedule 14D-1.
   6       Stock Purchase and Sale Agreements, entered into as of July
           6, 1999, between William Lyon Homes and three of the holders of Series B Common Stock of Presley, incorporated by
           reference to the Schedule 14D-1.
   7       Confidentiality Agreement, dated as of November 17, 1998,
           entered into by and between William Lyon Homes and Presley, incorporated by reference to the Schedule 14D-1.
   8       Form of Severance Agreement, effective September 24, 1998, between Presley and certain of its key management personnel.
   9       Fifth Amended and Restated Loan Agreement, dated as of July
           16, 1998, incorporated by reference to Presley's Quarterly
           Report on Form 10-Q for the quarterly period ended June 30,
           1998.
  10       Form of Indemnification Agreement, entered into between
           Presley and each of its directors and executive officers,
           and each of the directors and officers of its subsidiaries, incorporated by reference to Presley's Registration
           Statement on Form S-1, and amendments thereto (Registration
           No. 33-42161).
  11       Opinion of Warburg Dillon Read LLC, dated September 16,
           1999.*
  12       Opinion of Houlihan Lokey Howard & Zukin Financial Advisors,
           Inc. dated September 16, 1999.*
  13       1998 Incentive Compensation Plan, incorporated by reference to Presley's Annual Report on Form 10-K for the year ended
           December 31, 1998.
  14       1991 Stock Option Plan, as amended, incorporated by
           reference to Presley's Proxy Statement for Annual Meeting of
           Stockholders held on May 20, 1994.

---------------
* Included in copies mailed to stockholders.